PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE*

ALEC P. TRACY*

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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Confidential

March 6, 2014

Mr. Max A. Webb

Mr. J. Nolan McWilliams

Mr. Doug Jones

Mr. Stephen Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Tuniu Corporation (CIK No. 0001597095)

Responses to the Staff’s comment letter dated February 20, 2014

Dear Mr. Webb, Mr. McWilliams, Mr. Jones and Mr. Kim,

On behalf of our client, Tuniu Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 20, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

Securities and Exchange Commission

March 6, 2014

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 27, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the Company’s financial statements for the full year of 2013 and reflect the Company’s recent developments.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any research report is published or distributed by any broker or dealer that is participating or will participate in its offering in the future, the Company will promptly provide the Staff with copies of the report.

Securities and Exchange Commission

March 6, 2014

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

In response to the Staff’s comment, the Company confirms that it will provide the Staff with mock-ups of any pages that include any pictures or graphics to be presented, and accompanying captions, if any, as soon as they are ready.

3.	We note you have relied on reports and publications from third-party sources, including Euromonitor, the China National Tourism Administration, the China Internet Network Information Center, and the World Tourism Organization, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company has provided in Annex A copies of the reports and publications from third-party sources, supporting the various industry-related statements in the Revised Draft Registration Statement. The specific portions of these documents are also marked for your easy reference. The Company further advises the Staff that other than the report prepared by iResearch Consulting Group, none of these documents were commissioned by the Company.

4.	In this regard, we note that you commissioned iResearch Consulting Group to prepare a report portions of which are included in the prospectus. Please provide us with a copy of this report and file the consent of iResearch as an exhibit to the registration statement.

In response to the Staff’s comment, the Company has provided in Annex B a copy of the report prepared by iResearch Consulting Group. The Company has also submitted the consent of iResearch Consulting Group as Exhibit 99.3 to the Revised Draft Registration Statement.

5.	Please include the related US dollar equivalent every time you include an RMB number in the narrative instead of just for the more recent comparative figures. We believe doing so will make the prospectus easier for investors to understand.

Securities and Exchange Commission

March 6, 2014

The Company respectfully advises the Staff that according to Rule 6620.5 of the Financial Reporting Manual issued by the Commission’s Division of Corporation Finance:

“Dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period. Translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. The rate used for the convenience translation should generally be the rate that the issuer would use if dividends were to be paid in U.S. dollars.”

However, in response to the Staff’s comment, the Company has revised the disclosure to provide the U.S. dollar equivalent in each place where an RMB amount of a non-financial data is given.

Prospectus Summary, page 1

Our Business, page 1

6.	Refer to the first sentence of the third paragraph of this section. Please provide us with support for your statements that your brand is “trusted” and “widely recognized” and briefly describe how you measure each of these. Revise the third paragraph on page 88 in this manner as well.

In response to the Staff’s comment, the Company is supplementally providing copies of the underlying support materials for the referenced statements in Annex C attached hereto.

The Company respectfully advises the Staff that Tuniu was among the top three online leisure travel brands and ranked first in user satisfaction among leisure travel websites in China in 2013 according to iResearch. In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

7.	The last sentence of the fourth paragraph appears to say that your average gross booking for a group tour is $272. Please clarify whether this is correct. Tell us, with a view to revised disclosure, why this number is so low and also how large is your typical group tour approximately.

The Company respectfully advises the Staff that the apparently low average gross bookings for organized tours is due to the low average gross bookings for local tours which are part of the Company’s organized tour product portfolio. Local tours, which accounted for 65.2% of the number of trips of the Company’s organized tours in 2013, mainly consist of weekend getaways and themed tours, such as water-village tours, historical-town tours, ski tours and hot spring tours, with a typical duration of one to three days. In 2013, the average gross bookings for organized tours (excluding local tours) were RMB4,481 (US$740), while the average gross bookings for local tours were RMB361 (US$60). In order to provide a more meaningful disclosure concerning the average gross booking for organized tours, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement to separately disclose the gross bookings, number of trips and average gross bookings per trip for organized tours (excluding local tours) and local tours.

Securities and Exchange Commission

March 6, 2014

8.	Please remove the subjective qualifier “healthy” in the reference to your cash flow from operations on pages 2, 63 and 88.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 65 and 90 of the Revised Draft Registration Statement to remove the subjective qualifier “healthy”.

Summary Consolidated Financial Data and Operating Data, page 10

9.	We note you intend to present “net loss per ADS” information on pages 10 and 61. Please explain to us what this measure represents and how it is to be computed (that is, tell us all of the intended components of the computation).

The Company respectfully advises the Staff that “net loss per ADS” is calculated in an identical manner as “net loss per ordinary share,” with ADS representing a certain number of Class A ordinary shares, which is to be determined and defined in the subsequent amendments to the Revised Draft Registration Statement. In computing “basic net loss per ADS”, the numerator, representing net loss attributable to ordinary shareholders, is divided by the denominator of weighted average number of ordinary shares outstanding during the period, converted into ADSs. In computing “diluted net loss per ADS”, the same numerator mentioned above is divided by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, converted into ADSs. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

The earnings (loss) per share computation and the components of the computation are also discussed on pages F-34 and F-35 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 6, 2014

Use of Proceeds, page 47

10.	We believe that the Use of Proceeds section is one of the most important in the prospectus as it tells investors how their investments will be used. Please remove from this section uses which do not further this end, such as establishing a public market for your securities and providing liquidity for share compensation to employees. You may disclose that elsewhere in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 49 of the Revised Draft Registration Statement.

11.	Also, in the next amendment, please quantify each of the uses you mention as subsets of general corporate purposes so that investors can have a better understanding of your intended uses of their money.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 49 of the Revised Draft Registration Statement to divide the proposed uses into four categories. The Company respectfully advises the Staff that the amount allocated to each category will be included in the subsequent amendments to the Revised Draft Registration Statement after the estimated offering size and price range have been determined.

Corporate History and Structure, page 56

Agreements that Provide us Effective Control over Nanjing Tuniu, page 57

Equity Interest Pledge Agreement, page 58

12.	Please disclose whether you have registered the equity interest pledge agreement with the local SAIC authority in China. In addition, please revise the last risk factor on page 24 to describe the risks if the equity pledge created under the equity pledge agreement is not perfected or is considered unenforceable.

The Company respectfully advises the Staff that it has completed the registration of the equity interest pledge under the equity interest pledge agreement among Beijing Tuniu and the shareholders of Nanjing Tuniu with Xuanwu Bureau of Nanjing Administration for Industry and Commerce. Therefore, the Company has revised the disclosure on page 60 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 6, 2014

Management’s Discussion and Analysis, page 63

13.	Please include additional discussion and analysis regarding the relationship between your revenue growth and the growth in gross bookings. In this regard, please discuss the relationship between changes in cost of revenues and changes in revenues, and place your operating margin in context in light of the industry in which you operate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 of the Revised Draft Registration Statement.

Cost of Revenues, page 65

14.	It appears that cost of revenues contains types of costs that are common to both organized and self-guided tours. Accordingly, please disclose the amount of cost of revenues attributed to each revenue category. In so doing, please consider disclosing the material components within the respective cost of revenues presented.

The Company respectfully advises the Staff that the items of cost to suppliers disclosed in its cost of revenues are for organized tours only, which accounted for 93.3%, 94.0% and 95.6% of the Company’s total cost of revenues in 2011, 2012 and 2013, respectively, and cost to suppliers of the Company’s self-guided tours is not included in the cost of revenues as revenues from self-guided tours are recognized on a net basis.

Other components of the Company’s cost of revenues, including salaries and benefit for personnel directly related to providing products and services, office rental and depreciation and other office related expenses, and network maintenance costs such as bandwidth costs and data center costs, accounted for 6.7%, 6.0% and 4.4% of the Company’s total cost of revenues in 2011, 2012 and 2013, respectively. These components are common to all of the Company’s travel products and services which consist of organized tours, self-guided tours and other travel-related services. As a result, other than cost to suppliers, other cost of revenues components cannot be allocated among different product lines. Therefore, the Company respectfully advises the Staff that it is not able to disclose the other cost of revenues components based on different product lines.

15.	We note your disclosure on page 66 regarding product development expenses and sales and marketing expenses and your disclosure in the last risk factor on page 13 that you expect to continue to incur significant expenses to expand and grow your business. Please expand your discussion and analysis of your product development expenses and sales and marketing expenses and their relationship to your revenue growth to date. Please also discuss all known trends and uncertainties with respect to these expenses and your future growth and expansion. Your revised discussion should enable prospective investors to better assess the likelihood you will be able to generate profitable growth in the future. Please revise the Summary in this manner as well.

Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 68 of the Revised Draft Registration Statement.

Critical Accounting Policies and Estimates, page 66

Revenue Recognition, page 66 Customer Incentives, page 67

16.	Please clarify in the first line on page 68 whether or not customers have an obligation to make future purchases. Refer to the similar disclosure located on page F-17 and conform these disclosures as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Revised Draft Registration Statement.

Share-Based Compensation, page 69

17.	Please disclose whether or not your estimates used to determine the fair value of awards in computing your share-based compensation will change, and if so, how, once the underlying shares begin trading.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 74 and 75 of the Revised Draft Registration Statement. In addition, the Company respectfully advises the Staff that it has only granted options that are equity-classified since the adoption of the 2008 Plan, the fair value of which is determined on the respective grant dates using a binomial option pricing model. In accordance with ASC 718, the fair value of awards will not change unless there is a modification of the stock awards, and the Company did not modify terms of any awards granted during the periods presented.

Due to the uncertainty of the initial public offering (the “IPO”) timeline, and the additional options granted in the fourth quarter in 2013, the Company disclosed that the share-based compensation expense of approximately US$3 million would be recognized upon completion of the IPO. Total fair value of awards granted, and the total share-based compensation expense would not be impacted by the IPO timeline, but the expenses to be recognized upon completion of the IPO would change depending on the timing when the underlying shares begin trading.

Securities and Exchange Commission

March 6, 2014

Taxation, page 72

18.	Please disclose in the last paragraph on page 72 the term and expiration date of the high and new technology enterprises (HNTE) qualification and the anticipated timeline for approval of the renewal of the HNTE qualification. Additionally, please reconcile your disclosure here with your disclosure on page F-24 that implies you have already renewed the HNTE certificate. Please also clarify whether you are eligible for the preferential tax rate during the period in which renewal is pending, even if the previous certificate has expired. Please revise the last risk factor on page 34 in this manner as well.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 75, 76 and F-24 of the Revised Draft Registration Statement.

The Company also respectfully advises the Staff that Nanjing Tuniu obtained the HNTE renewal approval at the end of 2013 for additional three years (from fiscal 2013 to fiscal 2015), therefore, the Company believes that to the extent there is taxable income under the EIT laws, Nanjing Tuniu is eligible to continue applying a preferential tax rate of 15% so long as Nanjing Tuniu maintains the HNTE qualification status and duly conducts relevant EIT filing procedures with the tax authorities.

The HNTE application process involves a series of procedures:

(i) the entity completes a self-assessment prior to applying for the HNTE renewal approval based on criteria specified in the regulation;

(ii) the assessment institution releases a public notification for the renewal and invites any enterprise or individual dissenting from the HNTE qualification of a certain enterprise to submit its dissent to the competent authority during a 15 business day period (the “Dissenting Period”) following the date of such public notification;

(iii) the assessment institution grants the HNTE certificate subsequent to the grant of renewal approval and the expiration of the Dissenting Period, if no dissent submitted during such Dissenting Period;

(iv) the applying entity files the HNTE certificate with the tax authority and confirms the eligibility for the preferential tax rate of 15%; and

Securities and Exchange Commission

March 6, 2014

(v) the entity completes its EIT annual filing.

Generally after completion of step (i) and step (ii) above, if no dissent is submitted, an entity would consider that the preferential tax rate of 15% can be applied as the remaining steps are considered perfunctory to the application process.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 74

Cost of Revenues, page 75

19.	Please analyze the reason for the change as a percentage of revenues from 96.9% in the prior year period to 93.0% in the current year period. Please consider the need for analysis of material changes on this basis for other expense line items.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Revised Draft Registration Statement and the Company has updated the Revised Draft Registration Statement to include the Company’s financial statements for the full year of 2013.

Liquidity and Capital Resources, page 77

20.	It appears from your disclosures that customers generally prepay you for your travel services. It also appears from your disclosures that prepayments and other current assets primarily represent prepayments to your travel suppliers for reserving tour availabilities, accounts payable primarily represents amounts due to your travel suppliers for your travel products, and advances from customers represent amounts customers pay in advance to purchase your travel services. We note that prepayments to suppliers, accounts payable and advances from customers appear to be material to your financial position, liquidity and operating cash flows, and that they appear to have a close correlation to one another. In this regard, please expand your disclosure to discuss how these three elements of your operations relate to one another in managing your financial position, liquidity and cash flows. For example, discuss in greater detail how amounts received in advance from customers are directed to prepayments to suppliers, applied against accounts payable or used for other purposes, and the timing that occurs between these elements. We believe such disclose will enable investors to better understand the drivers of your financial position, liquidity and operating cash flows.

Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

21.	Your discussion appears to focus in large part on how net cash flows of operating activities were derived for each period with your references to accrual based “net loss” and the indicated changes in items that are presented on the statement of cash flows. Please note that reference to such items may not provide a sufficient basis for an investor to fully understand comparative changes in net operating cash (i.e., the items that directly affected cash and how cash was so affected). Please revise your discussion to analyze the material factors that directly affected the level of and variance in the amount of net cash flows of operating activities between comparative periods presented. For further guidance, refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, quantify all cited factors so that investors may understand the magnitude and relative impact of each.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

Investing Activities, page 79

22.	In regard to the nine months ended September 30, 2013, it appears from the statement of cash flows that you purchased short term investments of RMB451.8 million rather than received proceeds of this amount from the disposal of these investments. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

Industry Overview, page 84

Factors Affecting the Competitive Landscape of Online Leisure Travel , page 86

23.	Please expand your discussion of competitive pricing in the first paragraph on page 87, including a discussion of how competitive pricing pressures influences the price that you pay for travel packages and the price at which you sell those travel packages. We note in this regard your disclosure in the first bullet point on page 75 and the second bullet point under “Revenues” on page 76, where you attribute to competition slower revenue growth relative to growth in gross bookings.

Securities and Exchange Commission

March 6, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement.

Business, page 88

Overview, page 88

24.	Please disclose the basis for statements regarding your competitive position, including the statement in the second paragraph on page 88 that you are an “early mover” in the Chinese online leisure travel market and the statement in the fifth paragraph on page 88 that you offer your products at “competitive prices.” Refer to Item 4.B.7 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement and made corresponding changes on pages 1 and 65 of the Revised Draft Registration Statement. In addition, the Company respectfully advises the Staff that it conducts regular price comparison for our travel products to assess the competitiveness of our pricing. In response to the Staff’s comments, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement.

Our Competitive Strengths, page 89

Leading Online Leisure Travel Company, page 89

25.	Please provide us with support for your statement in the first paragraph on page 90 that you have “developed some of the most comprehensive product offerings” for certain overseas destinations.

The Company respectfully advises the Staff that its travel products cover over 80 of the 105 resort islands in Maldives. In addition, in Europe, the Company offers over 7,000 SKUs of travel products covering 25 countries.

Securities and Exchange Commission

March 6, 2014

Robust Technology Capabilities, page 90

26.	Please provide us with support for your statement that your technology is “highly reliable” and “scalable.”

The Company respectfully advises the Staff that the Company has two internet data centers, of which one is located in Beijing and one is located in Nanjing, and the two internet data centers act as back up to each other. In addition, the distributed, load-balanced computing infrastructure of the Company’s system contributed to the reliability and scalability of the Company’s technology infrastructure. The infrastructure can be expanded easily as data storage and users of its online platform increase.

Our Strategies, page 91

27.	Please disclose the anticipated timeframe and expected costs, to the extent material, to implement each of the strategies you describe on pages 91-92.

The Company respectfully advises the Staff that it is a continuing effort for the Company to pursue the strategies described on pages 93 and 94 of the Revised Draft Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement to include the anticipated timeframe of some of its plans. Furthermore, the Company has revised the disclosure on pages 8 and 49 of the Revised Draft Registration Statement to include the intended uses of the proceeds from the offering.

Supply Chain Management, page 95

Supply Management, page 96

28.	Please disclose in the notes to the financial statements how you account for inventory risks you assume during peak travel periods and for certain destinations and travel routes. In so doing, discuss your exposure to risk of loss in these cases.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and F-17 of the Revised Draft Registration Statement.

Regulations on Offshore Financing, page 113

29.	We note that you qualify the discussion of shareholders who are PRC citizens who have registered with the local SAFE branch as required by SAFE Circular 75 “[t]o [y]our knowledge.” Please tell us why you have included this knowledge qualifier, particularly given that your officers and directors beneficially own a substantial majority of your ordinary shares. To the extent you continue to qualify this discussion, it is not appropriate to include within the scope of this qualification officers, directors, or other persons affiliated with you.

Securities and Exchange Commission

March 6, 2014

The Company respectfully advises the Staff that it does not have access to information regarding whether any ultimate beneficial owners of all of its shareholders are PRC residents. However, to the Company’s knowledge, all of the Company’s shareholders who are PRC citizens and hold interest in it have registered with the local SAFE branch as required by SAFE Circular 75.

Principal [and Selling] Shareholders, page 122

30.	Beneficial ownership is not determined based on pecuniary interest for the purposes of Exchange Act Rule 13d-3. Please revise the disclaimers of beneficial ownership in footnotes (3) — (7) and (10) to the table of beneficial owners accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

31.	Please revise footnotes (8) and (12) to the table of beneficial owners by identifying the natural person or persons who exercise voting power and investment power over the ordinary shares held by Esta Investments Pte Ltd. and RS Empowerment, Inc.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

Related Party Transactions, page 125

Contractual Arrangements, page 125

32.	Please disclose here and quantify the percentage ownership of shareholders in Nanjing Tuniu who are also directors, officers, and ultimate shareholders of Tuniu Corp. Additionally, please disclose here the potential conflicts of interest between these shareholders and the company. We note in this regard the last risk factor on page 25.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 6, 2014

Taxation, page 149

United States Federal Income Tax Considerations, page 150

33.	Please remove the characterization of the discussion of material U.S. federal income tax considerations as a “summary.”

The Company respectfully advises the Staff that the word “summary” is used in the Revised Draft Registration Statement because the referenced section is a summary of the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the ADSs by U.S. Holders and is therefore necessary in the context.

Underwriting, page 156

[Directed Share Program], page 159

34.	You contemplate that the underwriters may reserve five percent of the ADSs to be issued by you for sale at the IPO price to directors, officers, employees, business associates, and related persons. Please provide us with any materials given to potential purchasers of the reserved shares.

The Company respectfully advises the Staff that the Company has not yet decided whether to establish a directed share program (the “DSP Program”) in connection with its initial public offering. If the Company decides to establish a DSP Program, it will appoint a designated underwriter (the “Designated Underwriter”). The Company expects that the Designated Underwriter will send a package of materials to the prospective participants of the DSP Program after the preliminary prospectus containing an offering price range is publicly filed with the Commission. Such package may include, subject to changes by the Designated Underwriter to be appointed, (a) an explanatory letter accompanied by the preliminary prospectus, (b) a confidential indication of interest questionnaire, (c) a directed share account application and information form, (d) an IRS Form W-9, (e) an IPO and Voluntary Initiative Certification form for determining eligibility to participate in the DSP Program under the rules of the Financial Industry Regulatory Authority, and (f) a list of answers to commonly asked questions. The materials (other than the preliminary prospectus) will contain only the statements required or permitted to be included therein by the provisions of Rule 134. The Company will supplementally submit copies of these materials for the Staff’s review as soon as they become available.

Securities and Exchange Commission

March 6, 2014

Notes to the Consolidated Financial Statements, page F-7

Note 2. Principal Accounting Policies, page F-12

(n) Revenue Recognition, page F-16

35.	Please tell us and disclose your accounting for customer refunds, including how and when refunds are determined and paid or credited to customers.

The Company respectfully advises the Staff that revenues from organized tours and self-guided tours are recognized when the tours end, and payments collected from customers are recorded in “advances from customers” on the consolidated balance sheets prior to revenue recognition. If customer cancellations were to occur, they are identified prior to when revenue is recognized. The Company also does not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenue is recognized. As such, payments received from customers are deferred on the Company’s financial statements until refunds are issued. In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Revised Draft Registration Statement.

(s) Share-based Compensation, page F-18

36.	One of the exercise events you disclose for vested options is when the optionee obtains all necessary governmental approvals and consents required. It appears you consider this and the other events indicated in your disclosure to be performance conditions. Please explain to us and disclose as appropriate how (i) this event becomes operational by option holders, (ii) often this event is used to enable exercise of options held and (iii) this event is factored into your recognition of compensation expense.

In response to the Staff’s comments, the Company respectfully advises the Staff that:

(i) the performance condition referenced to above is currently not operational by option holders due to regulatory limitation of PRC citizens registering with the State Administration of Foreign Exchange (SAFE) for options held relating to a company of which the underlying shares are not publicly traded. Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Employee Shareholding Plan and Stock Option Plans of Overseas Publicly-Listed Companies, promulgated by SAFE in March 2007 and the Stock Option Rules promulgated by SAFE in February 2012 which replaces the previous rule, PRC residents are permitted to participate in stock incentive plan in an overseas publicly listed company, subject to the completion of certain procedures. However, these rules do not apply to the overseas companies of which the shares are not publicly traded. Such restriction prohibits PRC citizens from exercising these options until the Company’s shares become publicly traded. As a result, the Company believes that satisfaction of this performance condition is considered improbable until the Company’s shares become publicly traded. The legal opinion of Jun He Law Offices, the Company’s PRC legal counsel, also supports this conclusion;

Securities and Exchange Commission

March 6, 2014

(ii) since the Company’s adoption of the 2008 Plan, no options were exercisable or exercised as a result of this event; and

(iii) this event is one out of the three performance conditions as disclosed in the notes to the Company’s consolidated financial statements. As soon as one of the three performance conditions becomes probable, the Company will record a significant cumulative share-based compensation expense for the options to the extent the service condition has been satisfied as of that date. Given the current status of the SAFE regulations and the absence of other exercisable events, the Company has not recorded any stock-based compensation expense.

Note 8. Income Taxes, page F-23

37.	In regard to your net operating loss carryforwards, please disclose how long they can be carried forward, the amount that expires in 2013 and 2014, and if there are any limitations or restrictions upon your ability to use them.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Revised Draft Registration Statement.

Note 17. Condensed Financial Information of the Parent Company, page F-34

38.	We note the line items in the balance sheet for amounts due from/to related parties. Please provide the applicable disclosures pursuant to ASC 850-10-50-1 in regard to your related party disclosures. In connection with this, tell us your consideration of the disclosures specified in Rule 4-08(k) of Regulation S-K and revise your disclosures as appropriate.

In response to the Staff’s comment, the Company respectfully advises the Staff that these amounts relate to amounts due from or to the Company’s subsidiaries, not related parties pursuant to ASC 850. Accordingly, the Company has revised the disclosure on pages F-37, F-38 and F-39 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 6, 2014

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-39

Note 2. Principal Accounting Policies, page F-44

(n) Recently Issued Accounting Pronouncements, page F-50

39.	Since it appears that ASU No. 2013-02 is effective for you beginning with your fiscal 2013 period, please disclose the effect, if any, of this standard on your fiscal 2013 financial statements included in the filing. Conform the like disclosure that is on page 82.

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 and conformed the disclosure on page 85 of the Revised Draft Registration Statement.

Note 8. Convertible Preferred Shares, page F-52

40.	It appears that the fair value per share of the Series D preferred shares issued directly to Esta in August 2013 was approximately US$ 2.95. We also note that the fair value per share of the 3,628,579 Series A preferred shares that were in substance repurchased from Gobi in August 2013 was approximately US$2.76. It appears that the 2,864,673 Series A preferred shares reissued in August 2013 to Gobi that were immediately redesignated as Series D preferred shares was recorded at a value per share of approximately US$ 1.75. Please explain to us why it would not be appropriate for the fair value per share for the 2,864,673 Series A shares reissued in August 2013 to be the same as one of the other indicated per share fair values for preferred shares transacted in that month, and how you would have recorded the transaction if it was.

The Company respectfully advises the Staff that additional details on the transaction related to the redesignation are set out as follows:

The economic objective of the transaction with Esta in August 2013 was an issuance of 18,142,893 Series D preferred shares. Esta wanted to purchase 18,142,893 Series D preferred shares from the Company and the Company received US$50,000,000 altogether from Esta for the shares at an average price of US$2.7559 per share. While the Company could have issued all 18,142,893 shares to Esta directly at US$2.76 per share, the Company completed the issuance in two parts solely to resolve a mismatch in registration records identified (as described below).

Securities and Exchange Commission

March 6, 2014

Prior to the issuance of Series D preferred shares, a mismatch in the share register of the Company and the record of State Administration of Foreign Exchange (SAFE) was identified. Specifically, the share register of the Company reflected the cancellation of Gobi’s shares reacquired from the 2011 Repurchase, but the PRC residents who indirectly hold shares of the Company did not successfully complete the registration process to update the SAFE record for the same transaction, because according to the SAFE’ internal policies which were not disclosed to the Company, such update registration arising from repurchase and cancellation of preferred shares were not accepted. Nonetheless, the redesignation between different classes of shares and shares transferred between shareholders will not result in the circumstance that the PRC residents’ registration update application will not be accepted by SAFE. Therefore, the Company wanted to take the opportunity to resolve the mismatch in the records through a redesignation concurrently with the issuance to Esta and avoid any future confusion or misunderstanding as a result of the record mismatch. As such, instead of issuing all 18,142,893 Series D preferred shares to Esta directly, the Company split such issuance in two parts based on the following steps:

Part 1 – Direct issuance:

(i) The Company issued 15,278,220 Series D preferred shares at US$2.95 per share to Esta directly;

(ii) The Company collected US$45,000,000 from Esta;

Part 2 – Redesignation:

(iii) The Company reissued 2,864,673 Series A preferred shares at US$1.75 per share to Gobi (the same purchase price in 2011 when the Company repurchased these shares from Gobi);

(iv) The Company redesignated such Series A preferred shares on an one-for-one basis to an equal number of Series D preferred shares;

(v) Gobi sold 2,864,673 Series D preferred shares at US$1.75 per share to Esta;

(vi) Gobi collected US$5,000,000 from Esta; and

(vii) The Company collected US$5,000,000 from Gobi.

Securities and Exchange Commission

March 6, 2014

The reissuance of Series A preferred shares in step (iii) is to facilitate the redesignation from Series A preferred shares to Series D preferred shares, which resolved the mismatch in record mentioned above. As indicated by the steps above, the redesignation of Series A preferred shares was based on the same terms as the 2011 Repurchase (US$1.75 per share). This is because the purpose of the arrangement is purely to resolve the record mismatch through a redesignation of shares. From Gobi’s perspective, Gobi sold the Series A preferred shares to the Company back in 2011 and should not give away or receive any additional value as a result of the reissuance in 2013. Since the substance of the transaction is an issuance of 18,142,893 Series D preferred shares to Esta at an average price of US$2.76 per share, the Company recorded Series D preferred shares issued at US$2.76 per share. Additionally, the economic substance behind this redesignation as part of the issuance of Series D preferred shares to Esta is different from that behind the redesignation of 3,628,579 Series A preferred shares in the issuance of Series D preferred shares to DCM, a separate event that took place during the same month. In the latter case, the Company gave away value to Gobi when the Company redesignated Gobi’s Series A preferred shares to Series D preferred shares, which had a higher fair value that Series A preferred shares. The transaction was originated from Gobi’s desire to sell 3,628,579 Series A preferred shares and DCM’s interest to invest in Series D preferred shares of the Company. The Company could have separately repurchased Series A preferred shares from Gobi and issued new Series D preferred shares to DCM. However, to avoid creating a mismatch in record as previously described, the Company decided to pursue a redesignation of Gobi’s Series A preferred shares to Series D preferred shares such that Gobi could sell the redesignated shares to DCM at the fair value of Series D preferred shares in August 2013. The Company accounted for the redesignation as an extinguishment of Gobi’s Series A preferred shares through the issuance of Series D preferred shares and recorded the difference between the fair value of Series D preferred shares and the carrying value of Series A preferred shares for the relevant shares as deemed dividend.

In response to the Staff’s comment regarding how the transaction would have been recorded if Series A preferred shares were reissued at one of the other indicated per share fair values, the Company would record the Series A preferred shares reissued to Gobi and Series D preferred shares issued to Esta at their respective fair value and any difference between the consideration received and fair value as contribution from/to. However, the Company believes that recording of Series A preferred shares reissued in August 2013 at one of the other indicated per share fair values would be inconsistent with the economic substance of the transaction as described above.

Securities and Exchange Commission

March 6, 2014

Note 13. Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Preferred Shares, page F-60

41.	Our understanding from your disclosures of the economics of the transactions is that the redesignation of the 3,628,579 Series A preferred shares in August 2013 is, in substance, a repurchase by you of those shares from one party in which deemed dividends were recognized accompanied by a concurrent sale by you of 18,142,893 Series D preferred shares to another party. Accordingly, it is not clear to us why it is appropriate for the pro forma effect of the conversion of preferred shares to exclude the deemed dividends recognized from the pro forma numerator calculation. Your disclosed reasoning for excluding the deemed dividends appears to us to be more in regard to presentation of a projection. Please advise, and revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-34 and F-35 of the Revised Draft Registration Statement.

42.	Please explain to us your treatment of the issuance costs associated with the preferred shares in the pro forma effect of the conversion of the shares. We understand from your disclosures that these costs are accretive to the redemption values of the preferred shares.

The Company respectfully advises the staff that it did not reflect accretion related to the issuance costs in the effect of the preferred shares conversion because the convertible preferred shares are not redeemable until the occurrence of a liquidation event or a deemed liquidation event (which specifically excludes any transaction taken solely for the purpose of facilitating the Company’s sale of ordinary shares in a public offering pursuant to a registration statement). Consistent with ASC 480-10-S99-3A paragraph 15, since the convertible preferred shares are not currently redeemable, the Company has assessed that no subsequent accretion to the respective redemption values is necessary since it is not probable a liquidation event or deemed liquidation event is to occur. There will also be no accretion recorded upon the IPO of the Company.

In response to the Staff’s comment, the Company has clarified the referenced disclosure on page F-27 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 6, 2014

Item 7. Recent Sales of Unregistered Securities, page II-1

43.	From disclosures elsewhere in your filing, it appears that the consideration for the 15,278,220 Series D preferred shares sold to Esta Investments Pte Ltd. on August 28, 2013 was US$45,000,000.00 and not the US$50,000,000.00 disclosed here. Please advise and revise as appropriate.

The Company respectfully advises the Staff that, 15,278,220 Series D preferred shares were issued to Esta Investments Pte Ltd. for US$45,000,000. On the same day, the Company also reissued 2,864,673 Series A preferred shares to Gobi Fund II, L.P. and redesignated them into the same number of Series D preferred shares. The 2,864,673 Series A preferred shares were transferred to Esta Investments Pte Ltd. for US$5,000,000. US$5,000,000 is the sum of the amounts that Esta Investments Pte Ltd. paid for all the Series D preferred shares it received on August 28, 2013. These transactions were described in “Description of Share Capital – History of Securities Issuances – Preferred Shares”. In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Revised Draft Registration Statement.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned at +852 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation

Conor Chia-hung Yang, Chief Financial Officer, Tuniu Corporation

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew Bersani, Partner, Shearman & Sterling LLP

Shuang Zhao, Partner, Shearman & Sterling LLP

ANNEX A

Annex A – Third-party Data and Supporting Materials

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
1.	We are a leading online leisure travel company in China.	1, 65, 90, 91	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 1
2.	We ranked first in China's online organized tours market as measured by transaction value in 2013, according to iResearch, a third-party research firm.	1, 65, 90, 91	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 2 (please refer to Item 1)
3.	According to Euromonitor, the number of leisure travel departures in China is estimated to have reached 1.9 billion in 2013, representing a CAGR of 13.0% from 2010.	86	Euromonitor International - Travel and Tourism: Euromonitor from trade sources/national statistics	Item 3
4.	In 2013, the number of leisure travel departures per capita is estimated to be 1.4 in China, as compared to 2.7 in the United States and 2.8 in Germany, according to Euromonitor.	86	Euromonitor International - Travel and Tourism: Euromonitor from trade sources/national statistics Euromonitor International - National Estimates at January 1st: Euromonitor International from national statistics/UN	Item 4
5.	The size of the leisure travel industry in China, as measured by transaction value, is expected to grow at a CAGR of 13.3% from RMB394.0 billion (US$65.1 billion) in 2013 to RMB573.0 billion (US$94.7 billion) in 2016.	2, 86	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 5
6.	A chart setting forth the size of the leisure travel industry in China from 2010 to 2016E.	86	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 6 (please refer to Item 5)
7.	According to the China National Tourism Administration, there were 24,944 travel agencies in China as of December 31, 2012.	86	2012 Bulletin of Tourism Statistics of China dated September, 2013 by China National Tourism	Item 7

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
			Administration	
8.	China's online leisure travel market is expected to grow at a CAGR of 35.6% from 2013 to 2016, reaching RMB75.5 billion (US$12.3 billion), according to iResearch.	1, 2, 65, 86, 90	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 8
9.	The size of the online leisure travel market as a percentage of the overall leisure travel industry in China was only 7.7% in 2013 and is expected to reach 13.2% in 2016, according to iResearch.	2, 86	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 9
10.	According to iResearch, the online travel market covers online leisure travel bookings, hotel bookings, air ticket bookings and others.	86	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 10
11.	According to iResearch, hotel bookings and air ticket bookings are expected to grow at a CAGR of 21.0% and 20.9%, respectively, from 2013 to 2016; such growth rates are significantly lower than the expected CAGR of 35.6% of online leisure travel bookings during the same period.	86 – 87	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 11 (please refer to Item 10)
12.	A chart setting forth the size of China's online leisure travel market and its penetration rate in the overall leisure travel industry from 2010 to 2016E.	87	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 12
13.	According to iResearch, transaction value of organized tours and self-guided tours booked online grew by 28.4% and 55.0% from 2012 to 2013, respectively.	87	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 13
14.	China has the largest Internet population in the world, which increased from 457.3 million users at the end of 2010 to 617.6 million users at the end of 2013, representing a CAGR of 10.5%, according to the China Internet Network Information Center, or the CNNIC.	87	China Internet Network Development Statistical Report dated January 2014 by China Internet Network Information Center	Item 14
15.	The mobile Internet population increased at an even higher rate from 302.7 million at the end of 2010 to 500.1 million at the end of 2013, representing a CAGR of 18.2%, according to	87	China Internet Network Development Statistical Report dated January 2014 by	Item 15

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
	the CNNIC.		China Internet Network Information Center	
16.	According to the CNNIC, the number of Internet users who have shopped online increased from 160.5 million in 2010 to 301.9 million in 2013, representing a CAGR of 23.4%.	88	China Internet Network Development Statistical Report dated January 2014 and China Internet Network Development Statistical Report dated January 2011 by China Internet Network Information Center	Item 16
17.	According to iResearch, online leisure travel bookings to overseas destinations is expected to grow from RMB2.6 billion (US$0.4 billion) in 2010 to RMB30.5 billion (US$5.0 billion) in 2016, representing a CAGR of 51.1%, as compared to the CAGR of 44.7% for those to domestic and local destinations over the same period.	88	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 17
18.	According to the World Tourism Organization, Chinese travelers spent a total of US$102.0 billion in international tourism in 2012.	88	UNWTO Tourism Highlights 2013 Edition by World Tourism Organization	Item 18
19.	According to Euromonitor, the number of overseas leisure travel departures is expected to grow at a CAGR of 14.9% from 38.2 million in 2013 to 58.0 million in 2016.	88	Euromonitor International - Travel and Tourism: Euromonitor from trade sources/national statistics	Item 19
20.	According to iResearch, Tuniu was among the top three online leisure travel brands and ranked first in user satisfaction among leisure travel websites in China in 2013.	91	China Online Leisure Travel Market Research Report (2013-2014) by iResearch	Item 20
21.	Our website, *tuniu.com*, is one of the most popular online travel websites among leisure travelers in China, according to Alexa.com, a web information company.	100 – 101	Alexa.com	Item 21

Item 1, Item 2

iResearch
艾瑞咨询集团

IRESEARCH CONSULTING GROUP

China Online Leisure Travel Market Research Report

- 2013-2014

Item 1, Item 2

China's online leisure travel market segment analysis

Competitive landscape of online organized tour market

The transaction value of the online organized tours market was approximately 12.6 billion Yuan in 2013. Tuniu ranked No. 1 with a 17.6% market share. Tuniu selects high-quality domestic and overseas organized tour products, and provides customers with a broad product selection, which represent significant advantages in organized tours. Ctrip ranked the second with a 14.1% share, with strong advantages. Uzai, whose model is similar to Tuniu's, ranked the third with 5.9% market shares.

2013 Market structure of organized tour of China online leisure travel
(based on market share)

Tuniu17.6%
Ctrip
14.1%
Uzai
5.9%
Aoyou.com
5.3%
17U.CN
2.4%
Others
54.7%

Note: The www.ctrip.com provides various online vacation products, including organized tour, semi-self-guided tour and self-guided tour. iResearch incorporates semi-self-guided tour and self-guided tour as self-guided tour.

Source: iResearch

8

Item 1, Item 2

China's online leisure travel market segment analysis

Competitive landscape of the online self-guided tour market

The transaction value of self-guided tour was about 17.7 billion Yuan in 2013. Ctrip ranked first with 26.7% market share. Ctrip focuses on travel products in the form of "transportation + local tour guides", including self-guided tour, semi-organized tour and semi-self-guided tour, etc. 17U.CN ranked the second with 13.3% market share. 17U.CN focuses on tourist attraction tickets for local travelers. 17U.CN enters into agreements with largest-scale tourist attractions while deepening cooperation with tourist attractions to develop high-quality products to attract users. Tuniu ranked the third with 7.2% share, with core product in the form of "air tickets + hotel".

2013Market structure of self-guided tour China online leisure travel

（ based on market share）

Ctrip
26.7%
17U.CN
13.3%
Tuniu
7.2%
Aoyou.com
3.6%
Uzai
1.0%
Others
48.1%

Source: iResearch

9

iResearch 艾瑞咨询集团

Item 1, Item 2

Evaluation of customer satisfaction of China's leisure travel websites

I User attribute | II Brand research | III Degree of satisfaction | IV Consumer behavior

As for overall satisfaction evaluation, Tuniu obtained the highest score, followed by www.lvmama.com and Qunar.

2013 Aggregate satisfaction score of China leisure travel websites

Tuniu
91.3
www.lvmama.com
90.9
Qunar
90.7
17U.CN
90.0
Ctrip
89.7
trip.jd.com
88.1
trip.taobao.com
87.6
Mangocity.com
83.9
80
82
84
86
88
90
92
Aggregate score of satisfaction

14

Note: the satisfaction score is the score of "great satisfaction" plus "more satisfaction". The sample volume of selected websites is larger than 95.
Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

Item 3

Passport

Market Sizes | Historic/Forecast | Number of Trips | '000 trips

Categories	Geographies	2009	2010	2011	2012	2013	2014	2015	2016	2017
Domestic Leisure Tourism	World	4,812,189.2	5,121,681.7	5,485,185.8	5,870,101.5	*6,264,051.2*	*6,670,362.3*	*7,091,890.3*	*7,525,720.5*	*7,977,556.2*
Domestic Leisure Tourism	China	1,144,982.4	1,314,976.5	1,503,551.1	1,690,460.8	*1,891,095.6*	*2,105,682.5*	*2,323,522.2*	*2,542,859.4*	*2,768,828.1*
Domestic Leisure Tourism	USA	748,170.7	761,827.0	771,928.7	794,303.1	*801,860.5*	*815,449.5*	*833,045.5*	*851,220.4*	*862,230.4*
Domestic Leisure Tourism	Germany	130,270.1	133,331.2	140,458.7	146,049.0	*149,463.5*	*151,816.6*	*153,855.0*	*155,506.3*	*156,703.6*
Leisure Departures	World	657,479.8	687,998.1	719,797.9	751,184.0	*780,358.5*	*812,030.1*	*848,026.6*	*887,059.5*	*926,092.2*
Leisure Departures	China	19,716.1	23,524.9	28,686.1	33,359.3	*38,248.2*	*43,748.2*	*50,301.6*	*57,973.7*	*67,157.7*
Leisure Departures	USA	50,425.2	49,396.5	47,758.8	49,251.6	*50,460.1*	*51,458.3*	*52,449.7*	*53,550.4*	*54,719.3*
Leisure Departures	Germany	73,178.6	74,953.5	76,081.2	77,184.7	*78,114.4*	*78,914.3*	*79,606.7*	*80,185.6*	*80,603.9*

Research Sources:
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 26/02/2014 09:56:49
© Euromonitor International

CAGR from 2010 to 2013:
(1,891,095.6/1,314,976.5)^[1/(2013-2010)]-1=13.0%

Item 4

Passport

Market Sizes | Historic/Forecast | Number of Trips | '000 trips

Categories	Geographies	2009	2010	2011	2012	2013	2014	2015	2016	2017
Domestic Leisure Tourism	World	4,812,189.2	5,121,681.7	5,485,185.8	5,870,101.5	*6,264,051.2*	*6,670,362.3*	*7,091,890.3*	*7,525,720.5*	*7,977,556.2*
Domestic Leisure Tourism	China	1,144,982.4	1,314,976.5	1,503,551.1	1,690,460.8	*1,891,095.6*	*2,105,682.5*	*2,323,522.2*	*2,542,859.4*	*2,768,828.1*
Domestic Leisure Tourism	USA	748,170.7	761,827.0	771,928.7	794,303.1	*801,860.5*	*815,449.5*	*833,045.5*	*851,220.4*	*862,230.4*
Domestic Leisure Tourism	Germany	130,270.1	133,331.2	140,458.7	146,049.0	*149,463.5*	*151,816.6*	*153,855.0*	*155,506.3*	*156,703.6*
Leisure Departures	World	657,479.8	687,998.1	719,797.9	751,184.0	*780,358.5*	*812,030.1*	*848,026.6*	*887,059.5*	*926,092.2*
Leisure Departures	China	19,716.1	23,524.9	28,686.1	33,359.3	*38,248.2*	*43,748.2*	*50,301.6*	*57,973.7*	*67,157.7*
Leisure Departures	USA	50,425.2	49,396.5	47,758.8	49,251.6	*50,460.1*	*51,458.3*	*52,449.7*	*53,550.4*	*54,719.3*
Leisure Departures	Germany	73,178.6	74,953.5	76,081.2	77,184.7	*78,114.4*	*78,914.3*	*79,606.7*	*80,185.6*	*80,603.9*

Research Sources:
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 26/02/2014 09:56:49

© Euromonitor International

Item 4

Passport

Historic/Forecast | '000

Categories	Geographies	2010	2011	2012	2013	2014	2015
Population: National Estimates at January 1st	World	6,873,053.9	6,957,188.6	7,042,225.7	7,127,575.3	*7,212,570.5*	*7,296,952.7*
Population: National Estimates at January 1st	China	1,334,500.0	1,340,910.0	1,347,350.0	1,354,040.0	*1,360,547.4*	*1,366,838.0*
Population: National Estimates at January 1st	USA	309,349.7	311,611.5	313,995.2	316,355.2	*318,726.3*	*321,105.2*
Population: National Estimates at January 1st	Germany	81,802.3	81,751.6	81,841.2	81,840.6	*81,789.2*	*81,707.9*

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN

Date Exported (GMT): 26/02/2014 10:15:30
© Euromonitor International

The number of Leisure travel departures per capita:
China: (1,891,095.6+38,248.2)/1,354,040.0=1.4
USA: (801,860.5+50,460.1)/316,355.2=2.7
Germany: (149,463.5+78,114.4)/81,840.6=2.8

Item 5, Item 6

IRESEARCH CONSULTING GROUP

iResearch 艾瑞咨询集团

China Online Leisure Travel Market Research Report

• 2013-2014

iResearch
艾瑞咨询集团
Item 5, Item 6
China's online leisure travel market analysis

The penetration rate of China's online leisure travel market is still low

iResearch estimates that China's leisure travel industry size reached 394 billion Yuan (approaching 400 billion Yuan) in 2013, with an annual growth rate of 13.5%, representing a relatively high growth rate. The penetration rate of China's online leisure market (30.3 billion Yuan) in the overall industry was 7.7% in 2013, which is still at a low level.

iResearch is of the view that the shift from offline to online in China's leisure travel industry is accelerating while the industry maintaining a high growth rate. The penetration rate of online leisure travel market is forecast to exceed 10% in 2014-2015.

2009-2016 China leisure travel market scale and proportion of online travel

800
700
600
500
400
300
200
100
0
47.5%
8.9%
18.0%
13.5%
14.2%
13.3%
12.4%
13.2%
2.0%
2.8%
4.7%
6.1%
7.7%
9.6%
11.4%
183.0
270.0
294.0
347.0
394.0
450.0
510.0
573.0
2009
2010
2011
2012
2013e
2014e
2015e
2016e
China leisure travel transaction value (1 billion Yuan)
Proportion of online travel versus overall transaction scale (%)
Growth rate (%)

CAGR from 2013 to 2016: (573/394)^[1/(2016-2013)]-1=13.3%

CAGR from 2010 to 2016: (573/270)^[1/(2016-2010)]-1=13.4%

Note: China leisure travel industry includes online leisure travel market and offline traditional travel agency market.

Source: iResearch

5

2012年中国旅游业统计公报_中华人民共和国国家旅游局 Page 1 of 5

Item 7

English

2012年中国旅游业统计公报

September 2013

（2013年9月）

2012 Bulletin of Tourism Statistics of China

2013-9-12 14:39:00 [illegible] 字号：[illegible] 选择背景色：

2012年，我国旅游业总体保持平稳较快发展。国内旅游市场继[illegible]速增长。全国国内旅游人数29.57亿人次，收入22706.22亿元人民币，分别比上年增长12.0%和17.6%；接待入境旅游1.32亿人次，实现国际旅游（外汇）收入500.28亿美元，分别比上年下降2.2%和增长3.2%；中国公民出境人数达到8318.27万人次，比上年增长18.4%；全年实现旅游业总收入2.59万亿元人民币，比上年增长了15.2%。

一、国内旅游

——全国国内旅游人数29.57亿人次，比上年增长12.0%。其中：城镇居民19.33亿人次，农村居民10.24亿人次。

——全国国内旅游收入22706.22亿元人民币，比上年增长17.6%。其中：城镇居民旅游消费17678.03亿元，农村居民旅游消费5028.19亿元。

——全国国内旅游出游人均花费767.90元。其中：城镇居民国内旅游出游人均花费914.50元，农村居民国内旅游出游人均花费491.00元。

——在春节、“十一”两个“黄金周”中，全国共接待国内游客6.01亿人次，实现旅游收入3119.00亿元。

二、入境旅游

——入境旅游人数13240.53万人次，比上年下降2.2%。其中：外国人2719.16万人次，增长0.3%；香港同胞7871.30万人次，下降0.8%；澳门同胞2116.06万人次，下降10.7%；台湾同胞534.02万人次，增长1.5%。

——入境过夜游客人数5772.49万人次，比上年增长0.3%。其中：外国人2194.87万人次，与上年持平；香港同胞2671.00万人次，下降0.8%；澳门同胞431.57万人次，增长0.9%；台湾同胞475.04万人次，增长6.9%。

——国际旅游（外汇）收入500.28亿美元，比上年增长3.2%。

三、入境旅游客源市场

1、外国市场

2012年，我国入境外国客源市场微幅增长。全年入境外国游客人数2719.16万人次，比上年增长0.3%。

——亚洲市场依旧是主要客源市场，入境人数1664.88万人次，与上年基本持平，占入境外国游客人数的61.2%，其中，韩国为第一大入境客源国。

——除美洲市场小幅下降，其他各大洲市场均保持不同程度的增长，具体情况是：欧洲市场入境人数592.16万人次，增长0.2%；美洲市场入境人数317.95万人次，下降0.7%；大洋洲市场入境人数91.49万人次，增长5.5%；非洲市场入境人数52.49万人次，增长7.4%。

——2012年，外国入境过夜游客在我国境内平均停留时间为7.5天，比上年延长0.2天，增长2.7%；人均天花费为212.75美元，比上年增长3.53美元，增长1.7%。

2012年主要客源国入境旅游情况

序 号	国 家	入境旅游人数（万人次）	与上年比较（%）
1	韩 国	406.99	-2.8
2	日 本	351.82	-3.8
3	俄 罗 斯	242.62	-4.3
4	美 国	211.81	0.1
5	马来西亚	123.55	-0.8

http://www.cnta.gov.cn/html/2013-9/2013-9-12-%7B@hur%7D-39-08306.html 1/24/2014

2012年中国旅游业统计公报_中华人民共和国国家旅游局 Page 4 of 5

Item 7

21	几内亚比绍	36.20	-4.2
22	蒙　古	32.50	-0.2
23	菲 律 宾	27.22	0.4
24	朝　鲜	23.74	22.5
25	阿拉伯联合酋长国	23.60	16.0

As of December 31, 2012, there were 24,944 travel agencies in China

七、旅行社的规模和经营情况

——到2012年末，全国纳入统计范围的旅行社共有24944家，比上年末增长5.3%。

——到2012年末，全国旅行社资产总额839.55亿元，比上年增长18.1%；各类旅行社共实现营业收入3374.75亿元，比上年增长17.5%；营业税金及附加14.71亿元，比上年增长12.6%。

——2012年，全国旅行社共招徕入境游客1613.64万人次、6882.70万人天，分别比上年增长13.0%和11.3%；经旅行社接待的入境游客为2366.61万人次、7771.86万人天，分别比上年增长3.8%和8.5%。

——2012年，全国旅行社共组织国内过夜游客14368.64万人次、43423.72万人天，分别比上年增长4.8%和21.1%；经旅行社接待的国内过夜游客为16303.49万人次、38407.67万人天，分别比上年下降3.5%和增长14.1%。

八、全国星级饭店的规模和经营情况

截至2012年底，全国纳入星级饭店统计管理系统的星级饭店共计12807家，其中有11367家完成了2012年财务状况表的填报，并通过省级旅游行政管理部门审核。根据11367家星级饭店填报的财务数据显示：

——到2012年末，全国11367家星级饭店，拥有客房149.72万间，床位257.74万张；拥有固定资产原值4767.54亿元；实现营业收入总额2430.22亿元；上缴营业税金152.95亿元；全年平均客房出租率为59.5%。

——在11367家星级饭店中：五星级饭店640家，四星级饭店2186家，三星级饭店5379家，二星级饭店3020家，一星级饭店142家。

——全国3315家国有星级饭店，2012年共实现营业收入720.23亿元，上缴营业税42.06亿元。

——全国外商和港澳台投资兴建的467家星级饭店，2012年共实现营业收入331.25亿元；上缴营业税18.31亿元。

2012年全国星级饭店经营情况

饭店类型和星级	饭店数 (座)	客房数 (万间/万套)	床位数 (万张)	客房出租率 (%)	营业收入 (亿元)	营业税金 (亿元)	固定资产 (亿元)
一、饭店经济类型							
合计	11367	149.72	267.74	59.5	2430.22	152.95	4767.54
内资企业							
国有企业	3315	44.54	78.05	59.3	720.23	42.06	1610.21
集体企业	478	4.85	8.80	56.3	63.61	4.67	127.58
股份合作企业	231	2.73	4.95	60.7	38.21	2.00	62.98
国有联营	11	0.11	0.21	54.9	1.18	0.06	4.28
集体联营	18	0.16	0.29	59.9	1.70	0.08	2.49
国有与集体联营	8	0.10	0.19	54.4	1.18	0.06	3.89
其他联营	9	0.07	0.12	70.8	0.91	0.06	2.23
国有独资公司	384	5.65	9.12	62.0	119.28	6.53	188.29
其他有限责任公司	316	5.50	9.60	59.9	110.68	6.36	197.93
股份有限公司	606	8.35	14.58	59.8	136.76	17.70	253.94
私营独资	1716	14.59	27.29	58.7	157.82	9.60	232.66
私营合伙	369	3.51	5.91	62.0	44.71	3.09	70.33
私营有限责任公司	1702	20.76	35.78	59.0	277.95	15.96	408.36
私营股份有限公司	209	2.75	4.75	58.1	32.31	1.68	49.81
其他	1528	22.94	38.50	60.2	392.45	24.74	781.25
港澳台商投资							
与港澳台商合资经营	106	3.05	4.66	62.7	92.03	5.11	212.65
与港澳台商合作经营	33	0.89	1.38	60.6	26.76	1.44	34.43
港澳台商独资	80	2.16	3.32	59.7	52.12	2.89	130.89
港澳台商投资股份有限公司	21	0.49	9.23	56.2	11.88	0.66	26.31
外商投资							
中外合资经营	111	2.47	3.84	62.2	78.49	4.42	163.58
中外合作经营	29	0.72	1.18	59.1	17.80	0.95	42.87
外资企业	70	1.67	2.51	61.7	41.95	2.36	131.69
外商投资股份有限公司	17	1.66	3.49	65.3	10.21	0.48	28.92
二、饭店星级							
合计	11367	149.72	267.74	59.5	2430.22	152.95	4767.54
五星级	640	25.20	38.52	59.9	770.29	42.46	1759.22
四星级	2186	43.74	82.80	60.6	829.62	58.90	1619.65
三星级	5379	60.32	108.11	59.2	691.39	41.16	1159.84
二星级	3020	19.75	36.93	57.3	135.97	10.26	223.90

http://www.cnta.gov.cn/html/2013-9/2013-9-12-%7B@hur%7D-39-08306.html 1/24/2014

Item 8

IRESEARCH CONSULTING GROUP

China Online Leisure Travel Market Research Report

- 2013-2014

Item 8

China's online leisure market analysis

Transaction value of China's online leisure travel market

China's online leisure travel market transaction value reached 30.3 billion Yuan in 2013, with an annual growth rate of 43.0%, accounting for 13.9% as of the total transaction value of the online travel market.

iResearch is of the view that as an important segment of online travel market, there is substantial growth potential in the online leisure travel market, which will remain at a higher level for the next few years, with its market share increasing constantly. Comparing the increase in revenue for online travel market and that of the traditional travel agencies, iResearch is of the view that the key drivers for the faster growth in online leisure travel market include: 1) the shift of consumption from offline to online; and 2) the increase in leisure travelers who prefer booking travel online.

CAGR from 2013 to 2016: (75.5/30.3)^[1/(2016-2013)]-1=35.6%

2009-2016 China online leisure travel market scale transaction value
120
100
80
60
40
20
0
107.8%
83.6%
54.8%
43.0%
41.9%
34.9%
30.2%
5.8%
7.9%
10.4%
12.4%
13.9%
15.5%
16.9%
18.4%
3.6
7.5
13.7
21.2
30.3
43.0
58.0
75.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
China online leisure travel market transaction value (1 billion Yuan)
Growth rate (%)
Proportion of online leisure travel market versus total online travel market

Note: China online leisure market refers to the market where the relevant tourism products are reserved through PC or Mobile. The overall online leisure transaction value of Ctrip excludes the offline orders collected by WingOn Travel and other websites subordinate to Ctrip.

Source: iResearch

6

Item 9

IRESEARCH CONSULTING GROUP

iResearch
艾瑞咨询集团

China Online Leisure Travel Market Research Report

• 2013-2014

iResearch 艾瑞咨询集团
Item 9
China's online leisure travel market analysis

The penetration rate of China's online leisure travel market is still low

iResearch estimates that China's leisure travel industry size reached 394 billion Yuan (approaching 400 billion Yuan) in 2013, with an annual growth rate of 13.5%, representing a relatively high growth rate. The penetration rate of China's online leisure market (30.3 billion Yuan) in the overall industry was 7.7% in 2013, which is still at a low level.

iResearch is of the view that the shift from offline to online in China's leisure travel industry is accelerating while the industry maintaining a high growth rate. The penetration rate of online leisure travel market is forecast to exceed 10% in 2014-2015.

2009-2016 China leisure travel market scale and proportion of online travel

800
700
600
500
400
300
200
100
0
47.5%
8.9%
18.0%
13.5%
14.2%
13.3%
12.4%
2.0%
2.8%
4.7%
6.1%
7.7%
9.6%
11.4%
13.2%
183.0
270.0
294.0
347.0
394.0
450.0
510.0
573.0
2009
2010
2011
2012
2013e
2014e
2015e
2016e
China leisure travel transaction value (1 billion Yuan)
Proportion of online travel versus overall transaction scale (%)
Growth rate (%)

Note: China leisure travel industry includes online leisure travel market and offline traditional travel agency market.

Source: iResearch

5

Item 10, Item 11

iResearch
艾瑞咨询集团

IRESEARCH CONSULTING GROUP

China Online Leisure Travel Market Research Report

• 2013-2014

iResearch 艾瑞咨询集团

Item 10, Item 11

Overview of China's online travel market developments

Item 10

Online leisure travel market grows faster

In terms of transaction value of the online travel market, the share of online air ticket bookings decreased by 0.6% in 2013 as the segment matures; the share of online hotel bookings reduced by 1.0%; the share of online leisure travel bookings increased by 1.5%, representing a rapid growth rate. In terms of Compounded Annual Growth Rates, or CAGRs, of the three market segments from 2013 to 2016, the leisure travel segment has the highest CAGR of 35.6%, followed by hotel bookings with a CAGR of 21.0%. Air ticket bookings comes the third with a CAGR of 20.9%.

Item 11

iResearch is of the view that within the online travel market, leisure travel is the segment with the highest growth rate, with hotel booking taking the second place. The share of air tickets booking is expected to decline as the segment matures and registers the slowest growth rate.

2011 China online travel market structure (by gross bookings)
others 3.0%
Leisure travel 10.4%
Hotel 24.3%
Air ticket 62.2%
2012 China online travel market structure (by gross bookings)
Others 3.4%
Leisure travel 12.4%
Hotel 23.3%
Air ticket 61.0%
2013 China online travel market structure (by gross bookings)
Others 3.4%
Leisure travel 13.9%
Hotel 22.3%
Air ticket 60.4%

Note: "Others" mainly includes the gross bookings generated from car rental, short-period rental, ticket distribution and other product in emerging online travel niches.
Source: iResearch

4

Item 12

IRESEARCH CONSULTING GROUP

China Online Leisure Travel Market Research Report

- 2013-2014

iResearch
艾瑞咨询集团
Item 12
China's online leisure travel market analysis

The penetration rate of China's online leisure travel market is still low

iResearch estimates that China's leisure travel industry size reached 394 billion Yuan (approaching 400 billion Yuan) in 2013, with an annual growth rate of 13.5%, representing a relatively high growth rate. The penetration rate of China's online leisure market (30.3 billion Yuan) in the overall industry was 7.7% in 2013, which is still at a low level.

iResearch is of the view that the shift from offline to online in China's leisure travel industry is accelerating while the industry maintaining a high growth rate. The penetration rate of online leisure travel market is forecast to exceed 10% in 2014-2015.

2009-2016 China leisure travel market scale and proportion of online travel

800
700
600
500
400
300
200
100
0
47.5%
8.9%
18.0%
13.5%
14.2%
13.3%
12.4%
2.0%
2.8%
4.7%
6.1%
7.7%
9.6%
11.4%
13.2%
183.0
270.0
294.0
347.0
394.0
450.0
510.0
573.0
2009
2010
2011
2012
2013e
2014e
2015e
2016e
China leisure travel transaction value (1 billion Yuan)
Proportion of online travel versus overall transaction scale (%)
Growth rate (%)

Note: China leisure travel industry includes online leisure travel market and offline traditional travel agency market.

Source: iResearch

5

iResearch 艾瑞咨询集团
Item 12
China's online leisure market analysis

Transaction value of China's online leisure travel market

China's online leisure travel market transaction value reached 30.3 billion Yuan in 2013, with an annual growth rate of 43.0%, accounting for 13.9% as of the total transaction value of the online travel market.

iResearch is of the view that as an important segment of online travel market, there is substantial growth potential in the online leisure travel market, which will remain at a higher level for the next few years, with its market share increasing constantly. Comparing the increase in revenue for online travel market and that of the traditional travel agencies, iResearch is of the view that the key drivers for the faster growth in online leisure travel market include: 1) the shift of consumption from offline to online; and 2) the increase in leisure travelers who prefer booking travel online.

2009-2016 China online leisure travel market scale transaction value
120
100
80
60
40
20
0
107.8%
83.6%
54.8%
43.0%
41.9%
34.9%
30.2%
5.8%
7.9%
10.4%
12.4%
13.9%
15.5%
16.9%
18.4%
3.6
7.5
13.7
21.2
30.3
43.0
58.0
75.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
China online leisure travel market transaction value (1 billion Yuan)
Growth rate (%)
Proportion of online leisure travel market versus total online travel market

Note: China online leisure market refers to the market where the relevant tourism products are reserved through PC or Mobile. The overall online leisure transaction value of Ctrip excludes the offline orders collected by WingOn Travel and other websites subordinate to Ctrip.

Source: iResearch

6

Item 13

IRESEARCH CONSULTING GROUP

iResearch 艾瑞咨询集团

China Online Leisure Travel Market Research Report

• 2013-2014

iResearch 艾瑞咨询集团
Item 13
China's online leisure market analysis

Transaction value of China's online leisure travel market

China's online leisure travel market transaction value reached 30.3 billion Yuan in 2013, with an annual growth rate of 43.0%, accounting for 13.9% as of the total transaction value of the online travel market.

iResearch is of the view that as an important segment of online travel market, there is substantial growth potential in the online leisure travel market, which will remain at a higher level for the next few years, with its market share increasing constantly. Comparing the increase in revenue for online travel market and that of the traditional travel agencies, iResearch is of the view that the key drivers for the faster growth in online leisure travel market include: 1) the shift of consumption from offline to online; and 2) the increase in leisure travelers who prefer booking travel online.

2009-2016 China online leisure travel market scale transaction value
120
100
80
60
40
20
0
107.8%
83.6%
54.8%
43.0%
41.9%
34.9%
30.2%
5.8%
7.9%
10.4%
12.4%
13.9%
15.5%
16.9%
18.4%
3.6
7.5
13.7
21.2
30.3
43.0
58.0
75.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
China online leisure travel market transaction value (1 billion Yuan)
Growth rate (%)
Proportion of online leisure travel market versus total online travel market

Note: China online leisure market refers to the market where the relevant tourism products are reserved through PC or Mobile. The overall online leisure transaction value of Ctrip excludes the offline orders collected by WingOn Travel and other websites subordinate to Ctrip.

Source: iResearch

6

iResearch 艾瑞咨询集团

Item 13

China's online leisure travel market hotspots

Online organized tour is irreplaceable; the share of self-guided tour is gradually increasing

iResearch is of the view that organized tour is irreplaceable in the short to mid term and will remain a significant segment with substantial development potential because of China online leisure travelers' preference of having a fixed travel schedule and comprehensive logistic arrangements to overcome difficulties such as visa application and language and cultural barriers. As consumers become more sophisticated and travel infrastructures in destinations improve, consumers will have more travel demands. At that time, the self-guided tour which mainly consists of semi-self-guided tour and complete-self-guided tours will develop rapidly and take up more share.

The growth of organized tour booked online from 2012 to 2013: [(40.5%*30.3)-(45.1%*21.2)]/(45.1%*21.2)=28.4%

The growth of self-guided tour booked online from 2012 to 2013: [(59.5%*30.3)-(54.9%*21.2)]/(54.9%*21.2)=55.0%

2011-2014 Market structure of self-guided /organized tour of China online leisure travel
53.9%
46.1%
45.1%
54.9%
40.5%
59.5%
37.5%
62.5%
60%
2011
2012
2013
2014e
Proportion of organized tour transaction (%)
Proportion of self-guided tour transaction (%)

2011-2014 Growth rate of self-guided/organized tour of China online leisure travel
100%
80%
60%
40%
20%
0%
84.6%
54.8%
44.3%
29.3%
28.6%
38.4%
2011
2012
2013
2014e
Growth rate of self-guided tour transaction (%)
Growth rate of organized tour transaction (%)

Note: online organized tour refers to the fact the tourists sign up travel agency online and participate in the tour group with fixed period (group consisting of individuals or independent group), and the tourists shall be involved in all processes during the travel process. The food, shelter, travels, entertainment and shopping are arranged by travel agency and tourists are accompanied by the guide and tour guide in the whole process. During organized tour, the tourists shall not get out of the group arbitrarily. The travel agency shall be responsible for the safety of tourists during the whole course.Semi-organized tour and semi-self-guided tour are regarded as self-guided tour considering the larger differences from organized tour.

Source: iResearch

10

Item 14

中国互联网络发展状况统计报告

（2014 年 1 月）

China Internet Network Development Statistical Report (January 2014)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

Item 14

中国互联网络信息中心 CNNIC

第二章网民规模与结构特征

CAGR from 2010 to 2013:
(617.6/457.3)^[1/(2013-2010)]-1=10.5%

一、网民规模

（一）总体网民规模

截至 2013 年 12 月，我国网民规模达 6.18 亿，全年共计新增网民 5358 万人。互联网普及率为 45.8%，较 2012 年底提升 3.7 个百分点，整体网民规模增速保持放缓的态势。

中国网民规模和互联网普及率
万人
75000
50000
25000
0
11100
13700
21000
29800
38400
45730
51310
56400
61758
8.5%
10.5%
16.0%
22.6%
28.9%
34.3%
38.3%
42.1%
45.8%
2005
2006
2007
2008
2009
2010
2011
2012
2013
网民数
互联网普及率
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

10 thousand

Size of Internet Users and Internet Penetration Rate in China

Number of Internet Users

Internet Penetration Rate

Source: CNNIC China Internet Network Development Statistics Survey

1 中国网民规模与互联网普及率

近来年，中国网民规模增长主要源于以下四个方面因素：第一，中国政府在信息化领域制定了一系列政策方针并持续加强基础网络设施建设，为互联网接入提供较好的网络基础条件；第二，运营商和各大厂商积极推动互联网应用发展，加快网络应用对社会生活的渗透，如打车、支付等应用与线下结合紧密，吸引更多人使用互联网；第三，传统媒体和新媒体的联动加强，提升整体社会对互联网的认知，促使更多人使用互联网；第四，网络应用的社交性和即时沟通的便捷性，在增加网民使用黏性的同时加大了网民对非网民同伴的连带影响，促进非网民向网民转化。这一系列因素共同推动互联网用户规模的增长，尤其推动了手机网民规模的持续增加。2013 年中国新增网民中使用手机上网的比例高达 73.3%，高于其他设备的使用比例，这意味着手机依然是中国网民增长的主要驱动力。

第 33 次中国互联网络发展状况统计报告

15

Item 15

中国互联网络发展状况统计报告

（2014 年 1 月）

China Internet Network Development Statistical Report (January 2014)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

Item 15

Size of mobile internet users and mobile internet users as % of total internet users in China

…息中心 CNNIC

上网成为互联网发展的主要动力，不仅推动了中国互联网的普及，更催生出更多新的应用模式，重构了传统行业的业务模式，带来互联网经济规模的迅猛增长。

10 thousand
万人
中国手机网民规模及其占网民比例
75000
60000
45000
30000
15000
0
100%
80%
60%
40%
20%
0%
24.0%
39.5%
60.8%
66.2%
69.3%
74.5%
81.0%
5040
11760
23344
30274
35558
41997
50006
2007
2008
2009
2010
2011
2012
2013
Size of mobile internet users
手机网民规模
手机网民占整体网民比例
来源：CNNIC 中国互联网络发展状况统计调查
2013.12
Source: CNNIC China Internet Network Development Statistics Survey
Mobile internet users as % of total internet users

图 5 手机网民规模

CAGR from 2010 to 2013:
(500.1/302.7)^[1/(2013-2010)]-1=18.2%

（三）分省网民规模

2013 年，我国各省市网民规 … 自治区中网民数量超过千万规模的省份已达 25 个，网民普及率超过全国平均水平的省份达 13 个，相比 2012 年增加了青海和河北两省，网民普及率分别为 47.8%和 46.5%。

2013 年我国互联网发展地域性差异仍然存在，北京、上海、广东等省市的互联网普及率相对较高，超过 65%，而江西、云南、贵州等省份的互联网普及率则相对较低，均不到 33%。2013 年，江西、云南、贵州、河南等互联网普及率相对较低的省份，互联网网民规模增速最快，而北京、上海、广东等互联网普及率相对较高的省份，互联网网民增速则有所放缓。未来，随着互联网设备的不断普及与宽带网络计划的加大推进，我国互联网发展的地域差异也将进一步减少。

第 33 次中国互联网络发展状况统计报告

19

Item 16

中国互联网络发展状况统计报告

（2011 年 1 月）

China Internet Network Development Statistical Report
(January 2011)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

CNNIC 中国互联网络信息中心

Item 16

（二）商务交易

1.网络购物

截至 2010 年 12 月，网络购物用户规模达到 1.61 亿，使用率提升至 35.1%，上浮了 7 个百分点。2010 年用户年增长 48.6%，增幅在各类应用中居于首位。

政策、市场等多重利好是推动网购用户规模保持快速发展的主要原因。2010 年，政府出台了一系列的鼓励和规范文件，对网络购物的扶植和促进力度明显加大。市场层面，传统企业加速进军网络零售市场，带动了网货市场的繁荣和服务水平升级；伴随着团购等新型业态迅速兴起，网上商品的价格优势深入人心，也开辟了餐饮、健身等服务型商品的网销渠道；经营了近十年的 B2C 企业也在 2010 年迎来了首轮上市，电商企业的服务能力和影响力进一步提升，网购的优势得到进一步凸显，有力地推动了网络购物用户规模的高速增长。

ten thousand
万人
20000
15000
10000
5000
0
40%
30%
20%
28.1%
35.1%
10800
16051
2009
2010
The number of Internet users who have shopped online
网络购物用户数
使用率

图 21　2009.12-2010.12 网络购物用户数及使用率

2．团购

2010 年是中国团购元年。截至 2010 年 12 月，我国团购用户数已达到 1875 万人。目前团购活动正更多地向二三线城市扩展，预计 2011 年团购用户仍将增长迅速。

团购是 2010 年与微博并行的互联网发展新亮点，团购发展如此火爆的原因有以下两点：一是各大主流网站的纷纷加入。2010 年团购网站发展最初只有较少一些人士运营独立的团购网站，如满座网、美团网等。随后，我国最大的购物网站淘宝网推出聚划算；门户网站新浪、搜狐、腾讯均已开通团购服务；之后社区类网站人人网开通糯米网。截止到 2010 年底，几乎所有中国互联网巨头都已涉足团购行业。团购网站作为互联网业界盈利与增强用户黏性的有效工具，迅速普及，推动了团购行业的发展。

二是与团购的特点密不可分。团购存在一些鲜明特点：　一是典型的“轻”公司，不需要考虑仓储物流等硬性投入，只要有网站和人，既可以做起团购；二是这种商业模式回笼资金非常迅速，只要团购成功，即可获得收益。团购的这些特点使得团购的进入门槛较低。三是除了网络购物网站推出的团购外，其他团购网站推出的种类主要是美容、餐饮、娱乐等，填补了传统网络购物中服务性消费较少的空白。

34
第 27 次中国互联网络发展状况统计报告

Item 16

中国互联网络发展状况统计报告

（2014 年 1 月）

China Internet Network Development Statistical Report (January 2014)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

Item 16

CNNIC 中国互联网络信息中心

模趋势不同，手机端网络游戏用户增长迅速。截至 2013 年 12 月，我国手机网络游戏用户数为 2.15 亿，较 2012 年底增长了 7594 万，年增长率达到 54.5%。整体行业用户的增长乏力以及手机端游戏的高速增长意味着游戏行业内用户从电脑端向手机端转换加大，手机网络游戏对于 PC 端网络游戏的冲击开始显现。

CAGR from 2010 to 2013:
(301.9/160.5)^[1/(2013-2010)]-1=23.4%

网络购物用户规模持续增长，团购成为增长亮点

商务类应用继续保持较高的发展速度，其中网络购物以及相类似的团购尤为明显。2013 年，中国网络购物用户规模达 3.02 亿人，使用率达到 48.9%，相比 2012 年增长 6.0 个百分点。团购用户规模达 1.41 亿人，团购的使用率为 22.8%，相比 2012 年增长 8.0 个百分点，用户规模年增长 68.9%，是增长最快的商务类应用。商务类应用的高速发展与支付、物流的完善以及整体环境的推动有密切关系，而团购出现"逆转"增长，意味着在经历了野蛮增

购已经进入理性发展时期。

The population of Internet users who have shopped online (ten thousand)

Year 2013

表 7 2012-2013 中国网民对各类网络应用的使用率

Internet shopping

	2013 年		2012 年		
应用	用户规模（万）	网民使用率	用户规模（万）	网民使用率	年增长率
即时通信	53215	86.2%	46775	82.9%	13.8%
网络新闻[4]	49132	79.6%	46092	78.0%	6.6%
搜索引擎	48966	79.3%	45110	80.0%	8.5%
网络音乐	45312	73.4%	43586	77.3%	4.0%
博客/个人空间	43658	70.7%	37299	66.1%	17.0%
网络视频	42820	69.3%	37183	65.9%	15.2%
网络游戏	33803	54.7%	33569	59.5%	0.7%
网络购物	30189	48.9%	24202	42.9%	24.7%
微博	28078	45.5%	30861	54.7%	-9.0%
社交网站	27769	45.0%	27505	48.8%	1.0%
网络文学	27441	44.4%	23344	41.4%	17.6%
网上支付	26020	42.1%	22065	39.1%	17.9%
电子邮件	25921	42.0%	25080	44.5%	3.4%
网上银行	25006	40.5%	22148	39.3%	12.9%

[4]网络新闻：2012 年 12 月份未调查网络新闻的网民数，此处为 2013 年 6 月份数据。

36

第 33 次中国互联网络发展状况统计报告

Item 17

IRESEARCH CONSULTING GROUP

iResearch 艾瑞咨询集团

China Online Leisure Travel Market Research Report

• 2013-2014

iResearch
艾瑞咨询集团
Item 17
China's online leisure market analysis

Transaction value of China's online leisure travel market

China's online leisure travel market transaction value reached 30.3 billion Yuan in 2013, with an annual growth rate of 43.0%, accounting for 13.9% as of the total transaction value of the online travel market.

iResearch is of the view that as an important segment of online travel market, there is substantial growth potential in the online leisure travel market, which will remain at a higher level for the next few years, with its market share increasing constantly. Comparing the increase in revenue for online travel market and that of the traditional travel agencies, iResearch is of the view that the key drivers for the faster growth in online leisure travel market include: 1) the shift of consumption from offline to online; and 2) the increase in leisure travelers who prefer booking travel online.

2009-2016 China online leisure travel market scale transaction value
120
100
80
60
40
20
0
107.8%
83.6%
54.8%
43.0%
41.9%
34.9%
30.2%
5.8%
7.9%
10.4%
12.4%
13.9%
15.5%
16.9%
18.4%
3.6
7.5
13.7
21.2
30.3
43.0
58.0
75.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
China online leisure travel market transaction value (1 billion Yuan)
Growth rate (%)
Proportion of online leisure travel market versus total online travel market

Note: China online leisure market refers to the market where the relevant tourism products are reserved through PC or Mobile. The overall online leisure transaction value of Ctrip excludes the offline orders collected by WingOn Travel and other websites subordinate to Ctrip.

Source: iResearch

6

iResearch 艾瑞咨询集团
Item 17
China's online leisure travel market segment analysis

Online leisure travel market segments – local tour / domestic travel / overseas travel

Among the online leisure travel market segments, overseas travel is the largest in 2013 because 1) with relatively higher purchasing power, leisure travelers to overseas destinations are more accustomed making online bookings; and 2) the average selling price of overseas travel products is relatively higher. Domestic travel is the second largest segment, accounting for 33.3% of the market. Local tours ranks the third, accounting for 28.6% of the market. Despite low average selling price, local tours are growing rapidly in 2013 due to the large number of consumers and more frequent purchases.

CAGR of online overseas travel market from 2010-2016: (30.5/2.56)^[1/(2016-2010)]-1=51.1%

CAGR of domestic and local destinations from 2010 to 2016: [(75.5-30.5)/(7.46-2.56)]^[1/(2016-2010)]-1=44.7%

2009-2016 Transaction value of China online overseas leisure travel market
50
40
30
20
10
0
113.3%
90.7%
63.6%
44.6%
43.8%
36.1%
35.0%
1.2
2.6
4.9
8.0
11.6
16.6
22.6
30.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
Market scale of online overseas travel market (1 billion Yuan)
Growth rate (%)

Source: iResearch

11

Item 18

World Tourism Organization

UNWTO

UNWTO Tourism Highlights

2013 Edition

For more information: Facts & Figures section at **mkt.unwto.org**

Item 18

International tourism in 2012 - key trends and outlook

- International tourist arrivals (overnight visitors) worldwide exceeded the 1 billion mark for the first time ever in 2012, with 1,035 million tourists crossing borders, up from 995 million in 2011.
- Asia and the Pacific recorded the strongest growth with a 7% increase in arrivals, followed by Africa (+6%) and the Americas (+5%).
- International tourist arrivals in Europe, the most visited region in the world, were up by 3%. The Middle East (-5%) has not yet succeeded in returning to growth.
- With a 4% increase in real terms, the growth in international tourism receipts matched the growth in arrivals.
- International tourism receipts reached US$ 1,075 billion worldwide in 2012, up from US$ 1,042 billion in 2011.
- China became the number one source market in the world in 2012, spending US$ 102 billion on international tourism.
- Forecasts prepared by UNWTO in January 2013 point to growth of 3% to 4% in international tourist arrivals for 2013, only slightly below 2012's level and in line with UNWTO's long-term forecast.
- By UNWTO region, prospects for 2013 are stronger for Asia and the Pacific, followed by Africa.

About UNWTO

The World Tourism Organization (UNWTO) is the United Nations specialized agency responsible for the promotion of responsible, sustainable and universally accessible tourism. It serves as a global forum for tourism policy and a source of tourism know-how.

Know more about us: **unwto.org**

Contents

International tourist arrivals	4
International tourism receipts	5
World's top tourism destinations	6
Regional results	7
Europe	8
Asia and the Pacific	9
Americas	10
Africa	11
Middle East	12
Outbound tourism	12
Top outbound markets	13
UNWTO *Tourism Towards 2030*	14

INTERNATIONAL TOURISM 2012

International tourist arrivals (ITA): 1,035 million
International tourism receipts (ITR): US$ 1,075 billion (bn)

AMERICAS
ITA: 163 million (16%)
ITR: 213 US$ bn (20%)
EUROPE
ITA: 534 million (52%)
ITR: 458 US$ bn (43%)
ASIA AND THE PACIFIC
ITA: 234 million (23%)
ITR: 324 US$ bn (30%)
ITA: 52 million (5%)
ITR: 34 US$ bn (3%)
AFRICA
MIDDLE EAST
ITA: 52 million (5%)
ITR: 47 US$ bn (4%)
Share in the world (%)

UNWTO Tourism Highlights, 2013 Edition
3

Item 19

Passport

Market Sizes | Historic/Forecast | Number of Trips | '000 trips

Categories	Geographies	2009	2010	2011	2012	2013	2014	2015	2016	2017
Domestic Leisure Tourism	World	4,812,189.2	5,121,681.7	5,485,185.8	5,870,101.5	6,264,051.2	6,670,362.3	7,091,890.3	7,525,720.5	7,977,556.2
Domestic Leisure Tourism	China	1,144,982.4	1,314,976.5	1,503,551.1	1,690,460.8	1,891,095.6	2,105,682.5	2,323,522.2	2,542,859.4	2,768,828.1
Domestic Leisure Tourism	USA	748,170.7	761,827.0	771,928.7	794,303.1	801,860.5	815,449.5	833,045.5	851,220.4	862,230.4
Domestic Leisure Tourism	Germany	130,270.1	133,331.2	140,458.7	146,049.0	149,463.5	151,816.6	153,855.0	155,506.3	156,703.6
Leisure Departures	World	657,479.8	687,998.1	719,797.9	751,184.0	780,358.5	812,030.1	848,026.6	887,059.5	926,092.2
Leisure Departures	China	19,716.1	23,524.9	28,686.1	33,359.3	38,248.2	43,748.2	50,301.6	57,973.7	67,157.7
Leisure Departures	USA	50,425.2	49,396.5	47,758.8	49,251.6	50,460.1	51,458.3	52,449.7	53,550.4	54,719.3
Leisure Departures	Germany	73,178.6	74,953.5	76,081.2	77,184.7	78,114.4	78,914.3	79,606.7	80,185.6	80,603.9

Research Sources:
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 26/02/2014 09:56:49
© Euromonitor International

CAGR from 2013 to 2016:
(57,973.7/38,248.2)^[1/(2016-2013)]-1=14.9%

Item 20

IRESEARCH CONSULTING GROUP

iResearch 艾瑞咨询集团

China Online Leisure Travel Market Research Report

• 2013-2014

iResearch
艾瑞咨询集团

Item 20

Established brand name – brand image, loyalty and strength

According to iResearch, Tuniu is among the top three online leisure travel brands and ranked first in user satisfaction among leisure travel websites due to its reliability, convenience and professionalism

I User attribute	II Brand research	III Degree of satisfaction	IV Consumer behavior

Professionalism, as well as convenience, contribute the most to the strength of an online leisure travel brand.

As illustrated by various indexes, Ctrip outperformed its peers as its rank in all three indexes are higher than other websites.

2013 All evaluation indexes of brand strength of China leisure travel websites

Ctrip
Qunar
17U.CN
trip.taobao.com
Tuniu
www.lvmama.com
Mangocity.com
trip.jd.com
go.qq.com
aoyou.com
Uzai
caissa
goldenholiday.com
byecity.com
www.cncn.com
utourworld.com
Reliability
Convenience and speed
Professionalism

2013 Brand strength of China leisure travel websites

Ctrip 91.7%
Qunar 87.8%
Tuniu 87.1%
utourworld.com 86.7%
trip.jd.com 85.4%
Uzai 84.8%
www.lvmama.com 84.6%
goldenholiday.com 83.7%
17U.CN 83.6%
aoyou.com 83.5%
caissa 82.9%
Mangocity.com 82.9%
trip.taobao.com 82.9%
byecity.com 82.3%
go.qq.com 81.6%
www.cncn.com 81.2%
70%
75%
80%
85%
90%
95%
100%
Brand strength

Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

13

iResearch 艾瑞咨询集团

Item 20

Evaluation of customer satisfaction of China's leisure travel websites

I User attribute	II Brand research	III Degree of satisfaction	IV Consumer behavior

As for overall satisfaction evaluation, Tuniu obtained the highest score, followed by www.lvmama.com and Qunar.

2013 Aggregate satisfaction score of China leisure travel websites

Tuniu
91.3
www.lvmama.com
90.9
Qunar
90.7
17U.CN
90.0
Ctrip
89.7
trip.jd.com
88.1
trip.taobao.com
87.6
Mangocity.com
83.9
80
82
84
86
88
90
92
Aggregate score of satisfaction

Note: the satisfaction score is the score of "great satisfaction" plus "more satisfaction". The sample volume of selected websites is larger than 95.
Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

14

Alexa - Top Sites by Category: World/Chinese Simplified CN/休闲/旅游

Leisure/Travel

Alexa The Web Information Company

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Products | Top Sites | Site Info | Toolbar | Dashboard

Item 21

Search for more [Search]

Global | By Country | By Category

Top Sites

The top ranked sites in each category.

Top Sites in:
All Categories > World > Chinese Simplified CN > 休闲 > 旅游

Sub-Categories (10)

主题公园 (11)	旅行社 (80)	目的地 (0)
住宿 (18)	森林公园 (0)	运输 (29)
出行前预备 (17)	游记 (31)	
旅行服务 (75)	特色旅游 (16)	

Related Categories (1)

1 agoda.com
Reservations for hotels and resorts in Asia and worldwide.

2 ctrip.com
提供旅游目的地指南，酒店、机票和度假网上预订。

3 17u.cn
同程网是中国领先的一站式旅游预订平台，提供30000多家特惠酒店、特价机票、景点门票、旅游度假、演出票务、租车预订服务。... More

4 17u.com
一起游（17U.com）是拥有国内外近5万个旅游目的地，超过200万篇旅游攻略与旅行游记的专业旅游媒体网站，帮助旅行者寻找最佳的旅游景点、酒店、机票与度假线路。一起游，更懂旅游！... More

5 lvmama.com
驴妈妈旅游网创立于2008年，是中国领先的新型B2C旅游电子商务网站，中国最大的自助游产品预订及资讯服务平台。成立之初，驴妈妈就以自助游服务商定位市场，经过数年发展，形成了以打折门票、自由行... More

6 tuniu.com
途牛旅游网提供旅游度假产品预订服务，产品全面，价格透明，全年365天400电话预订，并提供丰富的后续服务和保障。... More

7 uzai.com
提供全面的旅游线路及自由行产品预订和咨询服务，为旅游者找到并获得最优性价比的旅游产品。... More

8 517dv.com
为各类旅游相关节庆活动、旅游景区、酒店宾馆、土特产品、特色餐饮、旅行社、旅游交通等相关产业的产品品牌和服务形象提供网络视频展示。... More

9 travel.sina.com.cn
提供国内外各类旅游线路、机票、食宿等信息，同时介绍各地旅游景点、风土人情、户外攻略等。... More

10 hotels.ctrip.com
携程酒店为您提供酒店预订,酒店查询和品牌酒店预订服务。

11 flights.ctrip.com
携程机票提供飞机票查询,机票预订和特价机票,打折机票查询。

12 mafengwo.cn
交流功略、美食、音乐、摄影日记，交换资讯，分享旅行。

13 qunar.com
Qunar.com – travel search engine for Asia

14 travel.ce.cn

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http://www.alexa.com/topsites/category/Top/World/Chinese_Simplified_CN/休闲/旅游[2/25/2014 6:55:04 PM]

ANNEX B

IRESEARCH CONSULTING GROUP

China Online Leisure Travel Market Research Report

- 2013-2014

iResearch
艾瑞咨询集团
Overview of China's online travel market developments

The transaction value of China's online travel market reached 218.1 billion Yuan in 2013

2008-2017 Transaction value of China online travel market
700
600
500
400
300
200
100
0
27.00%
53.70%
38.5%
30.0%
27.7%
27.5%
23.3%
19.6%
16.6%
48.6
61.8
94.9
131.4
170.9
218.1
278.2
343.0
410.1
478.2
2008
2009
2010
2011
2012
2013
2014e
2015e
2016e
2017e
Transaction value of China online travel market (1 billion Yuan)
Growth rate (%)

Source: iResearch

3

艾瑞咨询集团
Overview of China's online travel market developments

Online leisure travel market grows faster

In terms of transaction value of the online travel market, the share of online air ticket bookings decreased by 0.6% in 2013 as the segment matures; the share of online hotel bookings reduced by 1.0%; the share of online leisure travel bookings increased by 1.5%, representing a rapid growth rate. In terms of Compounded Annual Growth Rates, or CAGRs, of the three market segments from 2013 to 2016, the leisure travel segment has the highest CAGR of 35.6%, followed by hotel bookings with a CAGR of 21.0%. Air ticket bookings comes the third with a CAGR of 20.9%.

iResearch is of the view that within the online travel market, leisure travel is the segment with the highest growth rate, with hotel booking taking the second place. The share of air tickets booking is expected to decline as the segment matures and registers the slowest growth rate.

2011 China online travel market structure (by gross bookings)

others
3.0%
Leisure travel
10.4%
Hotel
24.3%
Air ticket
62.2%

2012 China online travel market structure (by gross bookings)

Others
3.4%
Leisure travel
12.4%
Hotel
23.3%
Air ticket
61.0%

2013 China online travel market structure (by gross bookings)

Others
3.4%
Leisure travel
13.9%
Hotel
22.3%
Air ticket
60.4%

Note: "Others" mainly includes the gross bookings generated from car rental, short-period rental, ticket distribution and other product in emerging online travel niches.
Source: iResearch

4

China's online leisure travel market analysis

The penetration rate of China's online leisure travel market is still low

iResearch estimates that China's leisure travel industry size reached 394 billion Yuan (approaching 400 billion Yuan) in 2013, with an annual growth rate of 13.5%, representing a relatively high growth rate. The penetration rate of China's online leisure market (30.3 billion Yuan) in the overall industry was 7.7% in 2013, which is still at a low level.

iResearch is of the view that the shift from offline to online in China's leisure travel industry is accelerating while the industry maintaining a high growth rate. The penetration rate of online leisure travel market is forecast to exceed 10% in 2014-2015.

2009-2016 China leisure travel market scale and proportion of online travel

800
700
600
500
400
300
200
100
0
47.5%
8.9%
18.0%
13.5%
14.2%
13.3%
12.4%
2.0%
2.8%
4.7%
6.1%
7.7%
9.6%
11.4%
13.2%
183.0
270.0
294.0
347.0
394.0
450.0
510.0
573.0
2009
2010
2011
2012
2013e
2014e
2015e
2016e
China leisure travel transaction value (1 billion Yuan)
Proportion of online travel versus overall transaction scale (%)
Growth rate (%)

Note: China leisure travel industry includes online leisure travel market and offline traditional travel agency market.

Source: iResearch

5

iResearch 艾瑞咨询集团
China's online leisure market analysis

Transaction value of China's online leisure travel market

China's online leisure travel market transaction value reached 30.3 billion Yuan in 2013, with an annual growth rate of 43.0%, accounting for 13.9% as of the total transaction value of the online travel market.

iResearch is of the view that as an important segment of online travel market, there is substantial growth potential in the online leisure travel market, which will remain at a higher level for the next few years, with its market share increasing constantly. Comparing the increase in revenue for online travel market and that of the traditional travel agencies, iResearch is of the view that the key drivers for the faster growth in online leisure travel market include: 1) the shift of consumption from offline to online; and 2) the increase in leisure travelers who prefer booking travel online.

2009-2016 China online leisure travel market scale transaction value
120
100
80
60
40
20
0
107.8%
83.6%
54.8%
43.0%
41.9%
34.9%
30.2%
5.8%
7.9%
10.4%
12.4%
13.9%
15.5%
16.9%
18.4%
3.6
7.5
13.7
21.2
30.3
43.0
58.0
75.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
China online leisure travel market transaction value (1 billion Yuan)
Growth rate (%)
Proportion of online leisure travel market versus total online travel market

Note: China online leisure market refers to the market where the relevant tourism products are reserved through PC or Mobile. The overall online leisure transaction value of Ctrip excludes the offline orders collected by WingOn Travel and other websites subordinate to Ctrip.

Source: iResearch

6

iResearch 艾瑞咨询集团
China's online leisure travel market segment analysis

Self-guided tour and organized tour are important components of online leisure travel market

In 2013, organized tours accounted for 40.5% of the total online leisure travel market and the market share for self-guided tour was 59.5%.

iResearch is of the view that organized tour is an important segment of the online leisure travel market. Organized tour is the "entry level" product in travel products, which is irreplaceable to travelers in certain demographic segments (such as middle-and-old aged people, primary tourists, primary overseas tourists, etc.) and for some travel destinations (such as travel overseas). iResearch estimates that the irreplaceability will last for a long time. With powerful vitality, self-guided tour is the new direction of online leisure travel market. The relationship between self-guided tour and organized tour is absolutely not waxing and waning. Mutual transformation exists to some extent, namely the organized tour users may become self-guided tour users after gaining more traveling experience; the self-guided tour users may chose organized tours for some destinations or routes.

2013China online leisure travel market segment
（based on market share, self -guided tour versus organized tour）

organized tour 40.5%
self-guided tour 59.5%

Note: online organized tour refers to the fact the tourists sign up travel agency online and participate in the tour group with fixed period (group consisting of individuals or independent group), and the tourists shall be involved in all processes during the travel process. The food, shelter, travels, entertainment and shopping are arranged by travel agency and tourists are accompanied by the guide and tour guide in the whole process. During organized tour, the tourists shall not get out of the group arbitrarily. The travel agency shall be responsible for the safety of tourists during the whole course.Semi-organized tour and semi-self-guided tour are regarded as self-guided tour considering the larger differences from organized tour.

Source: iResearch

7

iResearch 艾瑞咨询集团
China's online leisure travel market segment analysis

Competitive landscape of online organized tour market

The transaction value of the online organized tours market was approximately 12.6 billion Yuan in 2013. Tuniu ranked No. 1 with a 17.6% market share. Tuniu selects high-quality domestic and overseas organized tour products, and provides customers with a broad product selection, which represent significant advantages in organized tours. Ctrip ranked the second with a 14.1% share, with strong advantages. Uzai, whose model is similar to Tuniu's, ranked the third with 5.9% market shares.

2013 Market structure of organized tour of China online leisure travel
（based on market share）

Tuniu17.6%
Ctrip
14.1%
Uzai
5.9%
Aoyou.com
5.3%
17U.CN
2.4%
Others
54.7%

Note: The www.ctrip.com provides various online vacation products, including organized tour, semi-self-guided tour and self-guided tour. iResearch incorporates semi-self-guided tour and self-guided tour as self-guided tour.

Source: iResearch

8

iResearch 艾瑞咨询集团
China's online leisure travel market segment analysis

Competitive landscape of the online self-guided tour market

The transaction value of self-guided tour was about 17.7 billion Yuan in 2013. Ctrip ranked first with 26.7% market share. Ctrip focuses on travel products in the form of "transportation + local tour guides", including self-guided tour, semi-organized tour and semi-self-guided tour, etc. 17U.CN ranked the second with 13.3% market share. 17U.CN focuses on tourist attraction tickets for local travelers. 17U.CN enters into agreements with largest-scale tourist attractions while deepening cooperation with tourist attractions to develop high-quality products to attract users. Tuniu ranked the third with 7.2% share, with core product in the form of "air tickets + hotel".

2013Market structure of self-guided tour China online leisure travel
（ based on market share）

Ctrip
26.7%
17U.CN
13.3%
Tuniu
7.2%
Aoyou.com
3.6%
Uzai
1.0%
Others
48.1%

Source: iResearch

9

iResearch 艾瑞咨询集团
China's online leisure travel market hotspots

Online organized tour is irreplaceable; the share of self-guided tour is gradually increasing

iResearch is of the view that organized tour is irreplaceable in the short to mid term and will remain a significant segment with substantial development potential because of China online leisure travelers' preference of having a fixed travel schedule and comprehensive logistic arrangements to overcome difficulties such as visa application and language and cultural barriers. As consumers become more sophisticated and travel infrastructures in destinations improve, consumers will have more travel demands. At that time, the self-guided tour which mainly consists of semi-self-guided tour and complete-self-guided tours will develop rapidly and take up more share.

2011-2014 Market structure of self-guided /organized tour of China online leisure travel

100%
80%
60%
40%
20%
0%
53.9%
45.1%
40.5%
37.5%
46.1%
54.9%
59.5%
62.5%
2011
2012
2013
2014e
Proportion of organized tour transaction (%)
Proportion of self-guided tour transaction (%)

2011-2014 Growth rate of self-guided/organized tour of China online leisure travel

100%
80%
60%
40%
20%
0%
84.6%
54.8%
44.3%
38.4%
29.3%
28.6%
2011
2012
2013
2014e
Growth rate of self-guided tour transaction (%)
Growth rate of organized tour transaction (%)

Note: online organized tour refers to the fact the tourists sign up travel agency online and participate in the tour group with fixed period (group consisting of individuals or independent group), and the tourists shall be involved in all processes during the travel process. The food, shelter, travels, entertainment and shopping are arranged by travel agency and tourists are accompanied by the guide and tour guide in the whole process. During organized tour, the tourists shall not get out of the group arbitrarily. The travel agency shall be responsible for the safety of tourists during the whole course.Semi-organized tour and semi-self-guided tour are regarded as self-guided tour considering the larger differences from organized tour.

Source: iResearch

10

iResearch 艾瑞咨询集团
China's online leisure travel market segment analysis

Online leisure travel market segments – local tour / domestic travel / overseas travel

Among the online leisure travel market segments, overseas travel is the largest in 2013 because 1) with relatively higher purchasing power, leisure travelers to overseas destinations are more accustomed making online bookings; and 2) the average selling price of overseas travel products is relatively higher. Domestic travel is the second largest segment, accounting for 33.3% of the market. Local tours ranks the third, accounting for 28.6% of the market. Despite low average selling price, local tours are growing rapidly in 2013 due to the large number of consumers and more frequent purchases.

2009-2016 Transaction value of China online overseas leisure travel market
50
40
30
20
10
0
113.3%
90.7%
63.6%
44.6%
43.8%
36.1%
35.0%
1.2
2.6
4.9
8.0
11.6
16.6
22.6
30.5
2009
2010
2011
2012
2013
2014e
2015e
2016e
Market scale of online overseas travel market (1 billion Yuan)
Growth rate (%)

Source: iResearch

11

iResearch 艾瑞咨询集团

Established brand name – brand image, loyalty and strength

According to iResearch, Tuniu is among the top three online leisure travel brands and ranked first in user satisfaction among leisure travel websites due to its reliability, convenience and professionalism

I User attribute | II Brand research | III Degree of satisfaction | IV Consumer behavior

Professionalism, as well as convenience, contribute the most to the strength of an online leisure travel brand.

As illustrated by various indexes, Ctrip outperformed its peers as its rank in all three indexes are higher than other websites.

2013 All evaluation indexes of brand strength of China leisure travel websites

Ctrip
Qunar
17U.CN
trip.taobao.com
Tuniu
www.lvmama.com
Mangocity.com
trip.jd.com
go.qq.com
aoyou.com
Uzai
caissa
goldenholiday.com
byecity.com
www.cncn.com
utourworld.com
Reliability
Convenience and speed
Professionalism

2013 Brand strength of China leisure travel websites

Ctrip 91.7%
Qunar 87.8%
Tuniu 87.1%
utourworld.com 86.7%
trip.jd.com 85.4%
Uzai 84.8%
www.lvmama.com 84.6%
goldenholiday.com 83.7%
17U.CN 83.6%
aoyou.com 83.5%
caissa 82.9%
Mangocity.com 82.9%
trip.taobao.com 82.9%
byecity.com 82.3%
go.qq.com 81.6%
www.cncn.com 81.2%
70%
75%
80%
85%
90%
95%
100%
Brand strength

Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

13

iResearch 艾瑞咨询集团

Evaluation of customer satisfaction of China's leisure travel websites

I User attribute	II Brand research	III Degree of satisfaction	IV Consumer behavior

As for overall satisfaction evaluation, Tuniu obtained the highest score, followed by www.lvmama.com and Qunar.

2013 Aggregate satisfaction score of China leisure travel websites

Tuniu 91.3
www.lvmama.com 90.9
Qunar 90.7
17U.CN 90.0
Ctrip 89.7
trip.jd.com 88.1
trip.taobao.com 87.6
Mangocity.com 83.9
80
82
84
86
88
90
92
Aggregate score of satisfaction

14

Note: the satisfaction score is the score of "great satisfaction" plus "more satisfaction". The sample volume of selected websites is larger than 95.
Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

iResearch 艾瑞咨询集团
Evaluation of customer satisfaction of China's leisure travel websites

I User attribute	II Brand research	III Degree of satisfaction	IV Consumer behavior

Tuniu received the highest score in user satisfaction

As for subdivided indexes, Tuniu ranked first in terms of the number of SKUs and featured content. Qunar ranked higher in convenience in accommodation and transportation search, as well as provision of other services.

2013Satisfaction score of contents on China leisure travel websites
Tuniu 90.9
www.lvmama.com 90.6
Qunar 90.5
Ctrip 89.8
17U.CN 89.7
trip.jd.com 85.8
trip.taobao.com 85.4
Mangocity.com 84.1
80
85
90
95
Satisfaction score of contents

2013 Satisfaction evaluation of contents on China leisure travel websites
No. of SKUs
Product recommendations
Featured content
Travel storis/guides
Other travel services (visa, insurance, etc.)
1
2
3
4
5
6
7
75%
80%
85%
90%
95%
Tuniu
trip.jd.com
www.lvmama.com
Mangocity.com
Qunar
trip.taobao.com
17U.CN
Ctrip

Note: the satisfaction score is the score of "great satisfaction" plus "more satisfaction". The sample volume of selected websites is larger than 95.
Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

15

iResearch
艾瑞咨询集团

Evaluation of customer satisfaction of China's online leisure travel websites

I User attribute | II Brand research | III Degree of satisfaction | IV Consumer behavior

The users are most satisfied with Tuniu and Qunar

Compared to the other online leisure travel websites, Tuniu has higher ranking in most of the criteria. Tuniu ranked first in user satisfaction and in particular, ranked first in convenient booking processes, convenient payment, quality customer service and aesthetic website. Qunar ranked first in convenient search for routes.

2013Satisfaction score of operation in China leisure travel websites
Tuniu.com
93.4
Qunar.com
92.7
Ctrip
91.4
17u.cn
91.4
www.lvmama.com
90.5
trip.taobao
90.1
trip.jd.com
87.5
Mangocity.com
82.6
75
80
85
90
95
Satisfaction score of website operation

2013Satisfaction evaluation of operation in China leisure travel websites
Convenient search
Convenient booking processes
Convenient payment
Quality customer services
Aesthetic website
5.5
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
75%
80%
85%
90%
95%
100%
Tuniu.com
trip.jd.com
www.lvmama.com
Mangocity.com
Qunar.com
trip.taobao
17u.cn
Ctrip

Note: the satisfaction score is the score of "great satisfaction" plus "more satisfaction". The sample volume of selected websites is larger than 95.
Source: online vacation market research report questionnaire in 2013 is obtained through iResearch iclick online survey, N=881.

16

iResearch 艾瑞咨询集团

Key words, concepts and definitions

Concept	Definition description
Online travel	It refers to that the tourist consumers book air tickets, hotels, vocation products and other products or services from providers through internet or telephone, and then pay the bill online or offline.
Transaction value	It refers to the sum of air tickets, hotels, holidays and other traveling products booked and traded by providers for online traveling service online or through Call Center.Include network direct sales by upstream suppliers and network distribution by the third online agent.
Online leisure travel market	It refers to the market where the relevant tourism products are reserved through PC or Mobile. The overall online leisure transaction value of Ctrip excludes the offline orders collected by WingOn Travel and other websites subordinate to Ctrip.
Online organized tour	It refers to the fact the tourists sign up travel agency online and participate in the tour group with fixed period (group consisting of individuals or independent group), and the tourists shall be involved in all processes during the travel process. The food, shelter, travels, entertainment and shopping are arranged by travel agency and tourists are accompanied by the guide and tour guide in the whole process. During organized tour, the tourists shall not get out of the group arbitrarily. The travel agency shall be responsible for the safety of tourists during the whole course.Semi-organized tour and semi-self-guided tour are regarded as self-guided tour considering the larger differences from organized tour.
Online semi-organized tour and online semi-self-guided tour	It refers to the mode that the tourists online apply for travel agency and participate in tour group with fixed period and proportional processes arranged by the travel agency, while other time and route are arranged by the tourists independently. Considering the great differences between online semi-organized tour and online semi-self-guided tour as well as online organized tour, thus the two modes are incorporated as self-guided tour.
Online self-guided tour	The online travel except the online organized tour is called as online self-guided tour. Considering the market rises early, the report incorporates semi-self-guided tour and semi-organized tour into online self-guided tour.

17

iResearch 艾瑞咨询集团
Appendix

Research purpose

In order to assist the online travel practitioners, the incoming practitioners and other persons or enterprises interested in the industry in looking into the development of online travel industry from 2013 to 2014, iResearch wrote and issued China Online Leisure Travel Market Research Report from 2013 to 2014 based on massive data accumulation, interview of industrial experts and in-depth studies and combining with the current market situation and tendency, in order to provide assistance and reference for the targeted people.

Data sources

The data involved in this report are from netizen behavior monitoring software iUserTracker.

iUserTracker was initiated in 2005 and released officially in July 2006 by iResearch Consulting Group. The product is online behavior monitoring data based on over 0.4 million Chinese netizens, truly reflecting the objective condition of China internet market.

Sample size: based on over 0.4 million netizens in houseis of the view and working units

Data accumulation: data start from July 2006

Monitoring range: over 300 online service classes, covering over 3,000 websites and over 1,000 software

Analysis index: over 25 comprehensive measurement indexes, such as Unique Visitors, dependency, etc.

Research methods

Based on iUserTracker data, the report is divided into three research fields, such as large-scale and small-scale service, all websites and website of subdivided industries. The three fields are ranked in the aspects of Monthly Unique Users, Total Monthly Effective Viewing Duration, Total Monthly PV and other indexes. The ranking and contrastive list are created finally.

18

iResearch 艾瑞咨询集团
Disclaimer

The report is produced by iResearch Co., Ltd. All sentences, charts, tables and etc. in this report are under the protection of relative law and constitution on property rights in Peoples' Republic of ChinaWithout iResearch's written authorization, any organization or individual is not allowed to use the information in this report for any business purpose.Some sentences and data in the report are collected from public information, thus the ownership is owned by the original author.Without permission of original author and the company, any organization or individual is not allowed to use the information in this report for any business purpose.

Statistics related to operators' revenue and market prediction are mainly obtained through interview, marketing survey, secondary sources and etc., some of which have not been confirmed by the related operators.In addition, statistics resulting from sample research in this report are influenced by sample structure.Due to the limitation of research method, limited sample and research sample, part of the result may not precisely reflect the situation.Customers should use this report as only a reference material in making business decisions. iResearch does not guarantee the accuracy of all data in this report.

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19

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艾 瑞 咨 询 集 团

Annex C

人民网
people.cn

途牛旅游网：

荣获 2012-2013 最佳诚信在线旅游服务商称号。

人民网
2014年2月

Most Credible Online Travel Service Provider 2012-2013 by people.cn by People.cn in February 2014

1

Best Online Travel Service Provider by People.cn in February 2014

人民网
people.cn

途牛旅游网：

荣获"2013人民旅游盛典"最佳在线旅游服务商称号。

人民网
2014年2月

2

Most Influential Brand 2013 – Online Travel by

Xinhuanet.com in December 2013

3

Most Popular Website Award by Sogou.com in

November 2013

4